
05006305

82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Woodside Petroleum Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAR 08 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2280 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 3/8/05

AR/S
12-31-04

Appendix 4E

Financial Year ended 31 December 2004

This information should be read in conjunction with Woodside's 2004 Full and Concise Financial Reports which are enclosed.

Name of entity

Woodside Petroleum Ltd.



ABN or equivalent company reference

55 004 898 962

Results for Announcement to the Market

$A'000

Revenues from ordinary activities	Increased	4.8%	to	2,158,641
Profit from ordinary activities after tax attributable to members	Increased	105.8%	to	1,083,631
Net profit for the period attributable to members	Increased	105.8%	to	1,083,631

Dividends	Amount per security	Franked amount per security
Final dividend	Ordinary 32¢	Ordinary 32¢
Interim dividend	Ordinary 27¢	Ordinary 27¢
Previous corresponding period:		
Final dividend	Ordinary 25¢	Ordinary 25¢
Interim dividend	Ordinary 21¢	Ordinary 21¢

Record date for determining entitlements to the final dividend	3 March 2005
Payment date for the final dividend	23 March 2005

Brief explanation on results is included in the enclosed press release and Concise Financial Report

NTA backing	Current period	Previous corresponding Period
Net tangible assets per ordinary security	4.76	3.65

ASX ANNOUNCEMENT
(ASX: WPL)



WEDNESDAY, 16 FEBRUARY 2005
9:00AM (WST)

MEDIA	**INVESTORS**
ROB MILLHOUSE	MIKE LYNN
W: + 61 8 9348 4281	W: + 61 8 9348 4283
M: + 61 419 588 166	M: + 61 439 691 592
E: rob.millhouse@woodside.com.au	E: mike.lynn@woodside.com.au

WOODSIDE REPORTS RECORD NET PROFIT of A$1,084 MILLION

HIGHLIGHTS

- *Underlying net profit after tax of A$650.9 million was 23.6% higher than that of 2003.*
- *Underlying net profit after tax of A$650.9 million was boosted by significant items to provide a record reported profit of A$1083.6 million. Significant profit items were recorded for the sale of Enfield equity to Mitsui and of North West Shelf equity to CNOOC, which were only partially reduced by items related to the adoption of tax consolidation.*
- *Production of 56.2 million barrels of oil equivalent (MMboe) was lower by 0.5% compared to the 2004 production target of 56.5MMboe (as stated in Q3 2004).*
- *Net operating cash flow of A$1318.1 million was 9.6% higher than 2003 (A$1202.9 million).*
- *A final dividend of 32 cents per share fully franked will be paid, resulting in a total dividend for 2004 of 59 cents per share, fully franked (46 cents in 2003).*

FINANCIAL RESULTS

Woodside's 2004 underlying net profit after tax of A$650.9 million was 23.6% higher than the comparable underlying profit in 2003 largely due to higher product prices. The 2004 underlying net profit after tax provided a higher earnings per share of 97.6 cents compared to 79.0 cents per share in 2003.

The reported after tax profit provided a record earnings per share of 162.5 cents, significantly higher than the 79.0 cents per share of 2003.

The result was boosted by profits on significant items (post tax) from the sale of 40% equity in Enfield (WA-271-P, WA-28-L) of A$431 million and the sale of North West Shelf equity to CNOOC of A$73.5 million (Woodside share). These significant items were only partially reduced by A$71.7 million due to the adoption of a tax consolidation regime.

The effective tax rate (excluding significant items) of 32.7% for 2004 was lower compared to 36.4% for 2003, mainly due to reductions in non-deductible foreign exploration expenditure.

A copy of Woodside's Financial Report and analyst presentation will be available on the company's web site (www.woodside.com.au) by 2:00pm (AEDT).

All amounts are in A$M unless otherwise stated.

	2004 A$Million	2003 A$Million	Variance %
Production volume (MMboe)	56.2	60.7[1]	(7.4)
Sales volume (MMboe)	55.5	60.6[1]	(8.4)
Oil & Gas Revenues	2119.1	2018.5	5.0
LNG shipping revenue	39.5	40.8	(3.2)
Total revenue from oil/gas operations	2158.6	2059.3	4.8
EBITDAX (pre-significant items)	1525.8	1385.8	10.1
Exploration & evaluation expensed	(255.5)	(295.5)	(13.5)
EBIT (pre-significant items)	993.5	854.2	16.3
NPAT (pre-significant items)	**650.9**	**526.7**	**23.6**
Significant items (post tax)			
Sale of 40% Enfield (WA-271P, WA-28L)	430.97	-	n.m. [2]
Sale of NWS equity to CNOOC	73.48	-	n.m.
Tax consolidation	(71.72)	-	n.m.
Reported Profit (post-significant items)	**1083.6**	**526.7**	**105.7**
Total dividend (c.p.s. applicable to full year)	59	46	28.3
Effective tax rate (pre-significant items %)	32.7	36.4	(10.2)
Net Operating Cash Flow	1318.1	1202.9	9.6
Gearing (%)	8.5	26.8	(68.3)
Long term debt (US$M)	800	800	0

(1) 2003 production was recalculated to align with generally accepted industry practice whereby condensate and oil is reported on a volumetric basis of 1barrel =1 barrel of oil equivalent

(2) n.m. = not meaningful

PRODUCTION and SALES

Start-up of the NWS Venture's LNG Train 4 and successful completion of the Legendre North-5H infill well made a positive contribution to Woodside's 2004 production of 56.2 MMboe, marginally lower (0.5%) than the target of 56.5 MMboe that was stated in Q3 2004.

Total production in 2004 was 7.4% lower than for 2003. However, if the adverse impact of the ongoing suspension of operations at BHP Billiton's Hot Briquetted Iron Plant (~1.9 MMboe) and the adjustment of the Ohanet Algerian Risk Sharing Contract barrels due to the high oil price environment (~1 MMboe) are excluded, the 2004 production would have been 59.05MMboe, just 2.7% lower than that of 2003 and 1.8% higher than the original 58MMboe target that was set at the start of 2004.

The revenue from oil and gas operations of A$2158.6 million was up by 4.8% due to stronger product prices. The average Oil WTI price of US$41.39 per barrel for 2004 was 33.6% higher than that of 2003 (US$30.99 per barrel).

LIFTING COSTS

Gas lifting costs increased slightly by 3.7% to A$66.4 million. The gas lifting cost per barrel of oil equivalent at A$1.66/boe was marginally higher than that of last year (2003 A$1.59/boe excluding Ohanet).

Oil lifting costs decreased by 5.5% to A$63.8 million mainly due to Laminaria production cost reductions and US$ Legendre production costs benefiting from higher AUD/USD exchange rate. The unit cost/boe increased to A$4.27/boe (2003 A$3.44/boe) with a 23.8% decline in oil volumes outweighing the benefits of the cost reductions.

EXPLORATION

14 exploration wells were drilled during 2004 of which two were considered successful (Tevet, Midway) with commerciality yet to be advised for five other wells. 20 exploration wells were drilled in 2003.

The 2004 expensed exploration amount of A$247.2 million was lower than the A$281.9 million in 2003. The lower expense was largely a result of a lower overall exploration spend.

ROYALTIES, EXCISE and PRRT CHARGES

Royalties and excise payments of A$268.6 million were higher by 25.5%, primarily due to the Legendre field starting to pay excise in June 2004. Petroleum Resource Rent Tax (PRRT) of A$47.5 million was 29% lower due to the lower Laminaria production.

US$ DEBT UNCHANGED, GEARING LOWER

Interest bearing debt at the end of 2004 was US$800 million in the form of three ten year US$ bonds, unchanged from 2003. Gearing (net debt/net debt + equity) at the end of the year decreased to 8.5% compared with 26.8% at the end of 2003 largely due to the high cash balances on hand at the end of 2004. Cash balances reflect a year of high oil prices and include the proceeds of Woodside's divestments. Gearing is expected to increase as approved growth projects progress.

DEPRECIATION, AMORTISATION and RESTORATION

Depreciation, amortisation and restoration increased by 13.3% to A$286.2 million mainly due to the reassessment of the useful life of specific offshore assets including the impact of the Goodwyn low pressure train project.

FULLY FRANKED DIVIDEND DECLARED

The Board has approved the payment of a final dividend of 32 cents per share (fully franked). In addition to the interim dividend of 27 cents per share (fully franked), a total dividend of 59 cents per share for 2004 was achieved, up from the 46 cents per share (fully franked) for 2003.

The dividend of 59 cents per share for 2004 represents a payout ratio of 60.4% on the underlying profit before significant items. In 2003, the comparative payout ratio was 58.2%. The final dividend of 32 cents per share will be paid on 23 March 2005 to shareholders registered on 3March 2005.

PROVED and PROBABLE RESERVES

New reserve bookings of 82.2 MMboe (Proved plus Probable) substantially exceeded annual production.

The three-year rolling average reserves replacement ratio[(2)] (RRR) remains healthy at 144% (Proved plus Probable). Over the past six years reserves additions originating from Woodside's own exploration efforts have consistently provided a solid RRR of between 140% and 190%.

[(2)] *[RRR= the reserves change during the year, before deduction of production, divided by production during the year].*

Reserves after divestments

Divestment of 124.2 MMboe (Enfield, NWS Venture) plus production and other changes resulted in final Proved plus Probable reserves of 1293.9 MMboe as at 31 December 2004, 9.7 MMboe lower than that of 2003. Proved Reserves were similarly affected by divestment of 95.0 MMboe, resulting in a closing balance of 950.2 MMboe, 29.6 MMboe lower than that of 2003.

2004 HIGHLIGHTS

- **Record annual LNG production** of 9.29mtpa (gross), up 14.2% over that of 2003, was achieved with the start-up of Train 4 in the second half of 2004. A record 156 LNG cargoes, 12.2% more than in 2003, were shipped by the venture.
- **Record annual LNG and gas revenue** of A$729 million (up 3.1% from 2003).
- **A 15 year milestone of reliable LNG supply** to Japan was achieved by the North West Shelf Venture, delivering more than 1,600 LNG cargoes without missing a single delivery.
- **A second trunkline** from the offshore fields to the Karratha Onshore Gas Plant was completed, enhancing the North West Shelf supply capacity and operational reliability.
- **A ninth LNG ship** (Northwest Swan) was commissioned to service North West Shelf LNG shipping.
- **LNG Train 4** was completed, lifting name-plate processing capacity of the Karratha gas processing plant by 56% to 11.7mtpa.
- **LNG marketing.** The North West Shelf Venture finalised sales and purchase agreements for LNG with Kansai Electric (0.5mtpa in 2009 to 2014, 0.925mtpa in 2015 to 2023) and Chubu Electric Power Company (0.6mtpa in 2009 over 15yrs).

- **China LNG.** The North West Shelf Venture formalised agreements to provide China with at least 3.3 million tonnes of LNG each year for 25 years. Under the agreements CNOOC receives around 5.3% equity in reserves sufficient to support the LNG supply plus the right to access (but not own equity in) the infrastructure that processes the gas to LNG.
- **California LNG.** Woodside (USA) Energy Inc. agreed in principle to develop the proposed Clearwater Port, LNG import terminal off California. Involvement in Clearwater Port represents a further step in Woodside's strategy of securing markets for its Australian gas reserves and assists California to secure a long-term, clean, and reliable energy source.
- **Achieved 20-year milestone of NW Shelf domestic gas supply** to Western Australia.
- **Gas marketing.** Gas sales agreements were signed with Western Power Corporation (up to 700PJ of North West Shelf gas), TXU Electricity Ltd (Woodside share up to 30PJ a year of Otway Thylacine-Geographe gas for more than 10 years) and Alcan Gove Pty Ltd (800PJ of Northern Territory Blacktip gas).
- **Three major projects were approved** for development at the Chinguetti oil, Thylacine-Geographe gas and Enfield oil fields. All are on track to contribute to production in 2006.
- Woodside **realised early Enfield value** and shared project risk by selling 40% of the project (contained in permits WA-271-P, WA-28-L) to Mitsui for US$464.5M.
- **Offshore Mauritania exploration drilling** has yielded a discovery at Tevet while appraisal drilling on Tiof and development drilling at Chinguetti continued. The Chinguetti project is advancing within the expanded Phase I US$625M budget and is on schedule for start-up by March 2006.
- **Woodside's Mauritanian equity increased** from 35% to 53.846% in February 2004 with the successful acquisition of Agip Mauritania BV. Agip's equity was pro-rata shared among Joint Venture parties. In November the Mauritanian Government exercised its right to participate in 12% of a defined area around the Chinguetti field, reducing Woodside's equity within this area to 47.383%.
- **Ohanet production.** The first full year of production from Woodside's 15% equity in the Algerian Ohanet project contributed to Woodside's condensate and LPG revenues.
- **A new African country entry** was secured in prospective deepwater exploration acreage in Sierra Leone. In Kenya, Woodside reduced its interests from 7 to 3 permits.
- In **Northern Iraq**, Woodside Energy (N.A.) signed a study agreement as a first step to evaluate potential opportunities to the east of the Kirkuk oil field.
- In the **United States of America** the Neptune oil field was successfully appraised with Neptune-7 and a small gas field was discovered at Midway.

2005 OPERATING OBJECTIVES

- Efforts will continue to maximise production and to further reduce operating costs. Opportunities for infill drilling on our Australian oil fields will be pursued.
- Assuming that BHPB's HBI plant remains shut-in for the full-year, our 2005 production target is for a similar level to the production of 2004 (i.e. 56MMboe). Under normal circumstances the HBI plant would take around 3.6MMboe (Woodside share).
- As part of Woodside's "Investment in Growth", 5 to 7 projects are to be considered for final development approval in 2005 (i.e. Blacktip, Angel, Train 5, Neptune, Perseus-1B and possibly Stybarrow and Midway).
- LNG customers for Woodside's various gas projects will be pursued in the Asian and North American markets. Appraisal work on the Browse gas resource is planned.
- The African business unit activity will increase with development planning, appraisal drilling plus further exploration drilling in Mauritania, exploration drilling in Libya, Kenya and possibly the Canary Islands plus geological-geophysical activities in Mauritania, Libya, Algeria, Sierra Leone and Liberia.
- In early 2005, Woodside (operator 55%) successfully won four offshore exploration blocks in Libya's first open-bidding round. The five-year work program for the new Sirte Basin blocks includes 6,500km of 2-D and 1,000km of 3-D seismic plus four exploration wells. Previously in 2003 Woodside was awarded five onshore exploration blocks in the Sirte and one exploration block in the Murzuq Basins.
- Gulf of Mexico activity is expected to lift after forming an alliance with Explore Enterprise in early 2005.
- Our exploration program of 23 exploration wells in Australia, Africa and the Gulf of Mexico will seek to increase our long-term growth portfolio.

The Woodside Petroleum Ltd. Annual General Meeting will be held on Tuesday 19th April 2005.

WOODSIDE PETROLEUM LTD.

AND ITS CONTROLLED ENTITIES

ABN 55 004 898 962

CONCISE FINANCIAL REPORT

FOR THE YEAR ENDED

31 DECEMBER 2004

The financial statements and other specific disclosures have been derived from Woodside Petroleum Ltd. and its controlled entities' (the "Group") Full Financial Report for the year. Other information included in the Concise Financial Report is consistent with the Group's Full Financial Report.

The Concise Financial Report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the Group as the Full Financial Report.

A copy of the Group's 2004 Full Financial Report, including the independent audit report, is available to all shareholders, and will be sent to shareholders without charge upon request. The 2004 Full Financial Report can be requested by telephone (Australia: 1300 557 010, Overseas: (61) 39615 5970) and by Internet at www.woodside.com.au.

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT

FOR THE YEAR ENDED 31 DECEMBER 2004

CONTENTS

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT

STATEMENT OF FINANCIAL PERFORMANCE
For the year ended 31 December 2004

	Group	
	2004 $000	**2003** $000
Revenues from oil and gas operations	2,158,641	2,059,282
Cost of sales	(859,206)	(799,849)
Gross profit	1,299,435	1,259,433
Other revenues from ordinary activities	844,670	152,398
Share of associates' net profits/(losses)	(4,684)	(5,859)
Borrowing costs expensed	(61,915)	(54,036)
Other expenses from ordinary activities	(595,295)	(524,008)
Profit from ordinary activities before income tax	1,482,211	827,928
Income tax expense attributable to ordinary activities	(398,580)	(301,243)
Net Profit/(Loss) attributable to members of Woodside Petroleum Ltd.	1,083,631	526,685
Basic and diluted earnings per share (cents)	162.5	79.0
Dividend per share (cents)	59.0	46.0

The statement of financial performance is to be read in conjunction with the discussion and analysis on page 4 of this Report and the notes to the Concise Financial Report set out on pages 9 to 14 of this Report.

DISCUSSION AND ANALYSIS OF THE STATEMENT OF FINANCIAL PERFORMANCE

Overview

Woodside's 2004 underlying financial performance increased by 23.6%, due principally to sustained high oil prices which more than offset lower oil volumes and unfavourable AUD/USD exchange rate movements. The 2004 reported results have also been impacted by three significant items namely the sale of a 40% interest in the Enfield permit/project, the conclusion of the China Equity sale and the adoption of tax consolidations (see Note 2).

	2004 $000	2003 $000
Net Profit After Tax – Before Significant Items	650,895	526,685
(Less)/Plus Significant Items		
Gain on sale of interest in Enfield project / WA-271-P	430,975	-
Gain on China Equity Sale	73,481	-
Adoption of Tax Consolidations	(71,720)	-
Reported Net Profit/(Loss) After Tax	1,083,631	526,685

Issues that affected the Groups financial performance in the period were:

Revenue from oil and gas operations Lower sales volumes reduced revenue by $218.4 million, resulting predominantly from natural field decline on the Laminaria and Legendre projects. Increased LNG sales due to the commencement of operations of the fourth LNG train were offset by lower Domestic Gas sales caused by the ongoing suspension of operations at the BHP Billiton HBI Plant. The average realised oil price in 2004 was US$38.27 per barrel compared with US$27.62 in 2003, increasing revenues by A$529.1 million. Appreciation of the Australian dollar against the US dollar decreased revenue by A$210.1 million with an average A$/US$ exchange rate in 2004 of 0.7360 compared with 0.6523 in 2003.

Cost of sales Production costs increased by $59.5 million largely as a result of production taxes increasing by $35.2 million with increased Legendre excise payments more than offsetting reduced Laminaria PRRT expense. Depreciation and amortisation increased by $33.7 million including the reassessment of useful life of specific offshore assets including the impact of the Goodwyn low pressure train project.

Other revenues from ordinary activities Proceeds on the WA-271-P/Enfield sale and the China Equity sale contributed $708.3 million. Other revenues decreased by $12.0 million due to 2003 one-off sale of the Oil Search Ltd. investment and increased interest revenue in 2004 due to higher cash holdings.

Borrowing costs expensed Debt levels remained unchanged through the year, however, reductions in interest capitalised against construction projects have increased the net borrowing costs expensed in 2004.

Other expenses from ordinary activities The costs of assets sold for 2004 significant items is $198.2 million. Other expenses have reduced by $127.0 million. The main factors contributing to this decrease were a $40.1 million reduction in exploration and evaluation expense and a reduction in foreign exchange losses of $46.5 million.

Income Tax attributable to ordinary activities The effective tax rate, after eliminating significant items, has decreased to 33% in 2004 from 36% in 2003 mainly due to reductions in non deductible foreign exploration expenditure.

Key metrics

Return on equity (net profit attributable to the members of Woodside Petroleum Ltd. on total equity) increased from 21.6% to 34.2% due to the significant items incurred in 2004 (see note 2). Adjusting for significant items, return on equity decreased from 21.6% to 20.5%.

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT

STATEMENT OF FINANCIAL POSITION

As at 31 December 2004

	Group	
	2004	**2003**
	$000	$000
CURRENT ASSETS		
Cash assets	732,163	177,601
Receivables	420,074	260,878
Inventories	31,071	14,007
Other financial assets	43,428	73,123
Other assets	16,322	11,342
TOTAL CURRENT ASSETS	1,243,058	536,951
NON CURRENT ASSETS		
Receivables	127,814	307,252
Inventories	11,489	18,264
Equity accounted investments	1,619	9,096
Other financial assets	120,311	106,034
Exploration and evaluation	389,266	653,518
Oil and gas properties	3,517,400	2,985,154
Other plant and equipment	109,180	137,910
Deferred tax assets	25,717	649
Other assets	23,681	27,471
TOTAL NON CURRENT ASSETS	4,326,477	4,245,348
TOTAL ASSETS	5,569,535	4,782,299
CURRENT LIABILITIES		
Payables	328,772	335,783
Current tax liabilities	51,024	100,992
Provisions	52,679	55,064
Other liabilities	46,294	86,747
TOTAL CURRENT LIABILITIES	478,769	578,586
NON CURRENT LIABILITIES		
Interest bearing liabilities	1,027,749	1,068,376
Deferred tax liabilities	527,047	455,090
Provisions	189,119	156,552
Other liabilities	176,356	90,164
TOTAL NON CURRENT LIABILITIES	1,920,271	1,770,182
TOTAL LIABILITIES	2,399,040	2,348,768
NET ASSETS	3,170,495	2,433,531
EQUITY		
Contributed equity	706,491	706,491
Retained profits	2,464,004	1,727,040
TOTAL EQUITY	3,170,495	2,433,531

The statement of financial position is to be read in conjunction with the discussion and analysis on page 6 of this Report and the notes to the Concise Financial Report set out on pages 9 to 14 of this Report.

DISCUSSION AND ANALYSIS OF THE STATEMENT OF FINANCIAL POSITION

Overview

The Group's net assets increased by 30.3% to $3,170.5 million over the year.

Issues that affected the Group's financial position in the period were:

Assets

- Cash - $554.6 million increase due to sustained operating cashflows from high oil prices and proceeds from WA-271-P/ Enfield sale and China Equity sale.
- Receivables – The Greater Sunrise receivable was transferred from Non-Current to Current (received in January 2005).
- Other financial assets (Current and Non-Current) – Deferred values on open hedges reduced by $49.9 million after accounting for the increases in oil prices, the appreciation of the A$/US$ exchange rate and the lower level of hedging.
- Exploration and evaluation (E&E) – Transfer of $342.1 million of E&E to oil and gas properties with various projects achieving Final Investment Decision (Enfield, Chinguetti, Otway).
- Oil and gas properties – Significant additions during the period include, Enfield $246.7 million and Chinguetti $142.4 plus $342.1 E&E transferred to projects in development. Offsetting these additions was depreciation and amortisation of $263.7 million.
- Other plant and equipment – Reduction mainly due to sale of computer assets.
- Deferred tax assets – Increase due to recognition of foreign tax loss assets in Mauritania.

Liabilities

- Interest bearing liabilities – $US debt remains at US$800 million. A $40.6 million reduction in the A$ value of US$ debt due to the appreciation of the A$/US$ exchange rate.
- Provisions (Non-Current) – Increased due to ongoing provision for restoration obligations of $24.7 million.
- Other liabilities (Non-Current) – Deferred exchange gain on US$ borrowings increased by $40.4 milllion.
- Deferred tax liabilities – Primary impact arises from the entry into Australian tax consolidations regime.

Equity

- The increase in equity arises from the reported profit for the financial year less the payment of dividends.

Key metrics

Gearing (net debt/net debt + equity) has decreased from 26.8% in 2003 to 8.5% in the current period. The company has substantial long term undrawn financing facilities totaling $878.1 million and cash of $732.2 million for any long or short term funding requirements.

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT

STATEMENT OF CASH FLOWS

For the year ended 31 December 2004

	Group	
	2004	2003
	$000	$000
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	2,378,241	2,123,110
Interest received – other entities	19,164	12,112
Dividends received – other entities	8,089	12,150
Payments to suppliers and employees	(319,521)	(333,556)
Borrowing costs paid (net of capitalised amounts)	(58,819)	(66,725)
Management and other fees – other entities	26,075	44,095
Royalty, Excise and PRRT payments	(351,694)	(271,388)
Income tax / GST paid	(383,421)	(316,925)
Net Cash from Operating Activities	1,318,114	1,202,873
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for capital and exploration expenditure	(1,073,147)	(812,104)
Proceeds from sale of investments	-	62,179
Proceeds from sale of exploration and evaluation assets	200	9,089
Proceeds from sale of oil and gas properties	708,502	1,580
Proceeds from sale of other plant and equipment	18,963	-
Payments for investments in controlled entities	(64,535)	-
Payments for investments in other entities	(23,945)	(1,000)
Advances to employees relating to share plan	(37,277)	(23,434)
Repayments from employees relating to share plan	39,319	23,006
Net Cash used in Investing Activities	(431,920)	(740,684)
CASH FLOWS FROM FINANCING ACTIVITIES		
Drawdown of borrowings	-	1,190,901
Repayment of borrowings	-	(1,195,177)
Dividends paid	(346,667)	(413,333)
Debt establishment costs paid	-	(1,153)
Net Cash used in Financing Activities	(346,667)	(418,762)
NET INCREASE / (DECREASE) IN CASH HELD	539,527	43,427
CASH AT BEGINNING OF FINANCIAL YEAR	177,601	155,352
Effects of exchange rate changes on the balances of cash held in foreign currencies	15,035	(21,178)
CASH AT THE END OF THE FINANCIAL YEAR	732,163	177,601

The statement of cash flows is to be read in conjunction with the discussion and analysis on page 8 of this Report and the notes of the Concise Financial Report set out on pages 9 to 14 of this Report.

DISCUSSION AND ANALYSIS OF THE STATEMENT OF CASH FLOWS

Overview

Cashflows from operations plus proceeds from sales in the period provided sufficient funds to meet all expenditure requirements for investing activities and dividends.

Issues that affected the Group's cash flows in the period were:

Cash flows from operating activities

- Increased receipts from customers arise mainly due to the increase in revenues and trade debtor movements.
- Lower PRRT payments caused by lower Laminaria sales are more than offset by increased Legendre excise payments.

Cash flows used in investing activities

- Increased oil and gas property expenditure on a number of new projects (Enfield, Chinguetti, Otway) was partially offset by completion of previous projects (LNG Train 4, Second Trunkline, Ohanet). Exploration and evaluation expenditure reduced in 2004.
- The 2003 proceeds from sale of investments represent the proceeds on the sale of the investment in Oil Search Limited.
- Proceeds on sale of exploration and evaluation and oil and gas properties arise primarily from the WA-271-P (Enfield) and the China Equity transactions.
- Proceeds from the sale of other plant and equipment arises from sale of computer equipment.
- Payments for investments in controlled entities relates to the acquisition of AGIP Mauritania BV in January 2004.
- Payments for investments in other entities primarily relates to the take-up of Hardman Resources rights issue to maintain proportional equity investment.

Cash flows used in financing activities

- During the year there was no debt drawn or repaid.
- Dividend payments were lower in 2004.

Notes to and forming part of the Concise Financial Report for the year ended 31 December 2004

1. PREPARATION OF CONCISE FINANCIAL REPORT

The Concise Financial Report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 Concise Financial Reports and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the Group's Full Financial Report for the financial year. Other information included in the Concise Financial Report is consistent with the Group's Full Financial Report. The Concise Financial Report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the Economic Entity as the Full Financial Report.

The accounting policies are consistent with those of the previous year.

2. SPECIFIC ITEMS WITHIN PROFIT FROM ORDINARY ACTIVITIES

Profit from ordinary activities after income tax, *includes* the following revenues and expenses whose disclosure is relevant in explaining the financial performance of the entity.

	Group 2004 $000	Group 2003 $000
(a) Individually significant items		
(i) Sale of 40% interest in permit WA-271-P		
Proceeds on sale	630,085	-
		-
Cost of assets sold	(193,473)	-
	436,612	-
Applicable income tax	(5,637)	-
	430,975	-
(ii) China LNG Equity Agreement		
Proceeds on sale	78,183	-
Cost of assets sold	(4,702)	-
	73,481	-
Applicable income tax	-	-
	73,481	-
(iii) Effects of Tax Consolidation on Tax Expense	(71,720)	-
(b) Gains / (losses) from sale of assets (Excluding items in note 2(a))		
Exploration and evaluation	210	9,089
Oil and gas properties	(755)	(826)
Other plant and equipment	(427)	-
Total gains/(losses) on sale of assets	(972)	8,263

	Group 2004 $000	Group 2003 $000
3. EARNINGS PER SHARE		
Basic earnings per share and diluted earnings per share are identical.		
Earnings/(loss) used in calculating basic and diluted earnings per share	1,083,631	526,685
Weighted average number of shares on issue used in calculating basic and diluted earnings per share	666,666,667	666,666,667
Basic earnings/(loss) per share (cents)	162.5	79.0

4. DIVIDENDS

(a) Dividends recognised in the current year by the Company are:

	Cents per share	Total amount $'000	Date of payment	Tax rate for franking credit	Percentage franked
2004					
2003 Final - ordinary	25.0	166,667	26/3/04	30%	100%
2004 Interim – ordinary	27.0	180,000	24/9/04	30%	100%
Total franked amount		346,667			
2003					
2002 Final - ordinary	41.0	273,333	21/3/2003	30%	100%
2003 Interim – ordinary	21.0	140,000	5/9/2003	30%	100%
Total franked amount		413,333			

No unfranked dividends have been declared or paid during the year.

		Group 2004 $000	Group 2003 $000
(b) Summary of dividends in relation to reported periods			
Interim dividend 27.0 cents (2003: 21.0 cents) (declared and paid)		180,000	140,000
Final dividend			
Declared February 2004 : 25.0 cents	(Note 7)	-	166,667
Declared February 2005 : 32.0 cents		213,333	
		393,333	306,667
Dividend in respect of financial year		59.0 cents	46.0 cents

Notes to and forming part of the Concise Financial Report for the year ended 31 December 2004

5. RETAINED PROFITS

	Group	
	2004	**2003**
	$000	$000
Movements in retained profits		
Balance at beginning of year	1,727,040	1,613,891
Adjustment arising from adoption of revised accounting standard AASB 1028 Employee Benefits	-	(203)
Net profit/(loss) attributable to members of Woodside Petroleum Ltd.	1,083,631	526,685
Dividends provided for or paid	(346,667)	(413,333)
Balance at end of year	2,464,004	1,727,040

6. SEGMENT REPORTING

(a) Business Segments

The Group has the following reportable segments.

North West Shelf Business Unit
Exploration, evaluation, development, production and sales of LNG, Domgas, Condensate, LPG and Crude Oil from the North West Shelf Ventures.

Australia Business Unit
Exploration, evaluation, development, production and sale of crude oil, in assigned permit areas and from the Laminaria and Legendre, Exeter Mutineer, Enfield and Otway projects.

Africa Business Unit
Evaluation, development and production from the Algerian Ohanet project and Mauritanian Chinguetti development.

Group and Unallocated
This segment comprises the activities undertaken by all other business units and corporate costs.

(b) Geographical Segments

The Group's divisions operate in three main geographical segments. These segments are derived on the basis of revenue from oil and gas operations and the location of the customer providing that revenue.

Australia
The main operating activities of the entity, producing assets and a significant portion of sales are within Australia.

Asia
The majority of the entity's sales are made to customers within this region.

Africa
Revenues are received from the Algerian Ohanet project and include the development of the Mauritanian Chinguetti project.

Other
Exploration, evaluation and development activities in other areas. It also reflects sales to customers in the United States.

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT

Notes to and forming part of the Concise Financial Report for the year ended 31 December 2004

6. SEGMENT REPORTING (Continued)

Segment accounting policies

Segment accounting policies are the same as the consolidated group's policies.

Primary Reporting - Business Segments

	North West Shelf Business Unit		Australia Business Unit		Africa Business Unit		Group and Unallocated		Consolidated	
	2004 $000	2003 $000	2004 $000	2003 $000	2004 $000	2003 $000	2004 $000	2003 $000	2004 $000	2003 $000
Revenue										
Revenue from oil and gas operations	1,588,788	1,498,897	492,785	551,935	77,068	8,450	-	-	2,158,641	2,059,282
Cost of Sales										
Production costs	(104,750)	(106,160)	(42,270)	(68,352)	(6,404)	(795)	-	-	(153,424)	(175,307)
Royalties, Excise and PRRT	(183,405)	(185,552)	(132,723)	(95,406)	-	-	-	-	(316,128)	(280,958)
Shipping and marketing	(95,875)	(79,946)	(7,473)	(11,044)	(116)	-	-	-	(103,464)	(90,990)
Depreciation and amortisation	(159,894)	(102,654)	(59,518)	(115,176)	(44,248)	(5,288)	-	-	(263,660)	(223,118)
Restoration provision	(15,400)	(23,127)	(7,241)	(6,349)	-	-	-	-	(22,641)	(29,476)
Total cost of sales	(559,324)	(497,439)	(249,225)	(296,327)	(50,768)	(6,083)	-	-	(859,317)	(799,849)
Gross Profit	1,029,464	1,001,458	243,560	255,608	26,300	2,367		-	1,299,324	1,259,433
Other revenue	87,602	19,783	634,238	3,904	36,706	-	86,124	128,711	844,670	152,398
Share of net profit of equity accounted associates	-	-		-	-	-	(4,684)	(5,859)	(4,684)	(5,859)
Borrowing costs expensed	(828)	2,030	177	(32)	53	2,571	(61,317)	(58,605)	(61,915)	(54,036)
Other expenses from ordinary activities	(13,335)	(18,213)	(174,130)	(16,734)	(21,670)	(7,150)	(386,049)	(481,911)	(595,184)	(524,008)
Segment result	1,102,903	1,005,058	703,845	242,746	41,389	(2,212)	(365,926)	(417,664)	1,482,211	827,928
Income tax expense									(398,580)	(301,243)
Net profit/(loss)									1,083,631	526,685

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT

Notes to and forming part of the Concise Financial Report for the year ended 31 December 2004

6. SEGMENT REPORTING (Continued)

	North West Shelf Ventures		Australia Business Unit		Africa Business Unit		Group and Unallocated		Consolidated	
	2004 $000	2003 $000	2004 $000	2003 $000	2004 $000	2003 $000	2004 $000	2003 $000	2004 $000	2003 $000
Segment Assets	2,803,107	2,846,995	892,322	780,558	698,159	433,112	1,175,947	721,634	5,569,535	4,782,299
Segment Liabilities	304,092	277,690	95,776	86,321	88,777	45,593	1,910,395	1,939,164	2,399,040	2,348,768
Other segment information										
Associates and other investments	-	-	-	-	-	-	78,330	59,070	78,330	59,070
Acquisition of oil and gas property assets, intangible assets and other non-current assets (excluding exploration)	132,183	232,294	345,888	134,627	147,608	65,374	17,601	83,800	643,280	516,095
Non-cash expenses other than depreciation and amortisation	61,220	91,838	64,379	37,949	48,182	5,299	133,398	201,980	307,179	337,066

Secondary Reporting – Geographical Segments

	Australia		Asia		Africa		Other		Consolidated	
	2004 $000	2003 $000	2004 $000	2003 $000	2004 $000	2003 $000	2004 $000	2003 $000	2004 $000	2003 $000
Segment Revenue (by location of customer)	454,063	460,191	1,506,425	1,439,620	77,068	8,450	121,085	151,021	2,158,641	2,059,282
Segment Assets	4,822,431	4,196,297	40,554	116,123	624,997	437,435	81,553	32,444	5,569,535	4,782,299
Other Segment Information										
Acquisition of oil and gas property assets, intangible assets and other non-current assets	495,614	440,799	-	-	147,608	65,374	57	9,923	643,279	516,096

Notes to and forming part of the Concise Financial Report for the year ended 31 December 2004

7. EVENTS SUBSEQUENT TO BALANCE DATE

Dividends

Since the reporting date, the Directors have declared a fully franked dividend of 32.0 cents (2003: 25.0 cents), payable on 23 March 2005. The amount of this dividend will be $213,333,333 (2003: $166,666,667). No provision has been made for this dividend in the financial report as the dividend was not declared or determined by the Directors on or before the end of the financial year.

Current Receivables

Deferred proceeds on the 2001 sale of a part interest in the Sunrise Gas project from Phillips STL Proprietary Limited of $190,937,540 were received on 3 January 2005.

DIRECTORS' DECLARATION

In accordance with a resolution of directors of Woodside Petroleum Ltd., we state that:-

In the opinion of the Directors:

The Concise Financial Report of the Group, comprising Woodside Petroleum Ltd. and its controlled entities for the year ended 31 December 2004, set out on pages 3 to 14:

(i) has been derived from or is consistent with the full financial report for the financial year; and
(ii) complies with Accounting Standard AASB 1039 Concise Financial Reports.

Dated at Perth this 16th day of February 2005.

For and on behalf of the Board

Charles Goode AC.	Don Voelte
Chairman	Chief Executive Officer

INDEPENDENT AUDIT REPORT ON CONCISE FINANCIAL REPORT

Independent audit report to members of Woodside Petroleum Ltd.

Scope

The concise financial report and directors' responsibility

The concise financial report comprises the statement of financial position, statement of financial performance, statement of cash flows and accompanying notes to the financial statements for the consolidated entity for the year ended 31 December 2004. The consolidated entity comprises both Woodside Petroleum Ltd. (the company) and the entities it controlled during the year.

The directors of the company are responsible for preparing a concise financial report that complies with Accounting Standard AASB 1039 "Concise Financial Reports", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report.

Audit approach

We conducted an independent audit on the concise financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 "Concise Financial Reports". We formed our audit opinion on the basis of these procedures, which included:

- testing that the information in the concise financial report is consistent with the full financial report, and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the concise financial report that were not directly derived from the full financial report.

We have also performed an independent audit of the full financial report of the company for the year ended 31 December 2004. Our audit report on the full financial report was signed on 16 February 2005, and was not subject to any qualification. For a better understanding of our approach to the audit of the full financial report, this report should be read in conjunction with our audit report on the full financial report.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our audit of the full and concise financial reports, we were engaged to undertake the services disclosed in the notes to the financial statements of the full financial report. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the concise financial report of Woodside Petroleum Ltd. complies with Accounting Standard AASB 1039 "Concise Financial Reports".

Ernst & Young

J P Dowling
Partner
Perth
Date: 16 February 2005

WOODSIDE PETROLEUM LTD.

AND ITS CONTROLLED ENTITIES

ABN 55 004 898 962

FULL FINANCIAL REPORT

FOR THE YEAR ENDED

31 DECEMBER 2004

CONTENTS

CORPORATE INFORMATION

The following information is presented in this independent publication of the Full Financial Report of Woodside Petroleum Ltd. and its Controlled Entities, as required by Australian Accounting Standards.

This information is integrated into the Directors' Report contained in the Concise Annual Report for Woodside Petroleum Ltd. and its Controlled Entities.

Domicile	Australia
Legal Form	Limited liability company, limited by shares
Country of Incorporation	Australia (Victoria)
Registered Office / Principal Place of Business	240 St Georges Terrace, Perth Western Australia, 6000
Nature of Operations / Principal Activities	Exploration, evaluation, development, production and marketing of hydrocarbons
Parent/Ultimate Parent Entity	Woodside Petroleum Ltd.
Number of Employees	At 31 December 2004 the Company had 2,609 employees (2003: 2,219)

The accompanying notes form part of the financial report.

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES

STATEMENTS OF FINANCIAL PERFORMANCE
For the year ended 31 December 2004

	Notes	Group		Parent	
		2004 $000	**2003** $000	**2004** $000	**2003** $000
Revenues from oil & gas operations	5(a)	2,158,641	2,059,282	-	-
Cost of sales	5(b)	(859,206)	(799,849)	-	-
Gross profit		1,299,435	1,259,433	-	-
Other revenues from ordinary activities	5(c)	844,670	152,398	359,895	785,967
Share of associates' net profits/(losses)	5(d)	(4,684)	(5,859)	-	-
Borrowing costs expensed	5(e)	(61,915)	(54,036)	-	-
Other expenses from ordinary activities	5(f)	(595,295)	(524,008)	(8,720)	(111,384)
Profit from ordinary activities before income tax		1,482,211	827,928	351,175	674,583
Income tax expense attributable to ordinary activities	6	(398,580)	(301,243)	(1,362)	(679)
Net profit/(loss) attributable to members of Woodside Petroleum Ltd.	26	1,083,631	526,685	349,813	673,904
Basic and diluted earnings per share (cents)	8	162.5	79.0		
Dividend per share (cents)	9(c)	59.0	46.0		

The accompanying notes form part of the financial report.

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES

STATEMENTS OF FINANCIAL POSITION
As at 31 December 2004

	Notes	Group		Parent	
		2004 $000	2003 $000	2004 $000	2003 $000
CURRENT ASSETS					
Cash assets	27	732,163	177,601	-	-
Receivables	10	420,074	260,878	322,793	322,463
Inventories	11	31,071	14,007	-	-
Other financial assets	12	43,428	73,123	-	-
Other assets	13	16,322	11,342	-	-
TOTAL CURRENT ASSETS		1,243,058	536,951	322,793	322,463
NON CURRENT ASSETS					
Receivables	10	127,814	307,252	954,106	383,275
Inventories	11	11,489	18,264	-	-
Equity accounted investments	14	1,619	9,096	-	-
Other financial assets	12	120,311	106,034	409,823	407,465
Exploration & evaluation	15	389,266	653,518	-	-
Oil & gas properties	16	3,517,400	2,985,154	-	-
Other plant & equipment	17	109,180	137,910	-	-
Deferred tax assets	18	25,717	649	4,622	649
Other assets	13	23,681	27,471	-	-
TOTAL NON CURRENT ASSETS		4,326,477	4,245,348	1,368,551	791,389
TOTAL ASSETS		5,569,535	4,782,299	1,691,344	1,113,852
CURRENT LIABILITIES					
Payables	19	328,772	335,783	161	153
Current tax liabilities	20	51,024	100,992	50,795	7,594
Provisions	21	52,679	55,064	-	161
Other liabilities	22	46,294	86,747	-	-
TOTAL CURRENT LIABILITIES		478,769	578,586	50,956	7,908
NON CURRENT LIABILITIES					
Interest bearing liabilities	23	1,027,749	1,068,376	-	-
Deferred tax liabilities	24	527,047	455,090	527,714	-
Provisions	21	189,119	156,552	344	1,713
Other liabilities	22	176,356	90,164	20,490	15,537
TOTAL NON CURRENT LIABILITIES		1,920,271	1,770,182	548,548	17,250
TOTAL LIABILITIES		2,399,040	2,348,768	599,504	25,158
NET ASSETS		3,170,495	2,433,531	1,091,840	1,088,694
EQUITY					
Contributed equity	25	706,491	706,491	706,491	706,491
Retained profits	26	2,464,004	1,727,040	385,349	382,203
TOTAL EQUITY		3,170,495	2,433,531	1,091,840	1,088,694

The accompanying notes form part of the financial report.

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES

STATEMENTS OF CASH FLOWS
For the year ended 31 December 2004

	Notes	Group		Parent	
		2004 $000	2003 $000	2004 $000	2003 $000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		2,378,241	2,123,110	-	-
Interest received – controlled entities		-	-	2,987	1,576
Interest received – other entities		19,164	12,112	10,241	9,546
Dividends received – controlled entities		-	-	346,667	668,713
Dividends received – other entities		8,089	12,150	-	6
Payments to suppliers and employees		(319,521)	(333,556)	(10,229)	(11,534)
Borrowing costs paid (net of capitalised amounts)		(58,819)	(66,725)	-	-
Management and other fees – other entities		26,075	44,095	(14)	2,233
Royalty, Excise and PRRT payments		(351,694)	(271,388)	-	-
Income tax / GST paid		(383,421)	(316,925)	(1,020)	(960)
Net Cash from Operating Activities	27(b)	1,318,114	1,202,873	348,632	669,580
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for capital and exploration expenditure		(1,073,147)	(812,104)	-	-
Proceeds from sale of investments		-	62,179	-	-
Proceeds from sale of exploration and evaluation		200	9,089	-	-
Proceeds from sale of oil and gas properties		708,502	1,580	-	-
Proceeds from sale of other plant and equipment		18,963	-	-	-
Payments for investments in controlled entities	27(c)	(64,535)	-	(2,359)	(9,972)
Payments for investments in other entities		(23,945)	(1,000)	-	-
Advances to employees relating to share plan		(37,277)	(23,434)	(37,277)	(23,434)
Repayments from employees relating to share plan		39,319	23,006	39,319	23,006
Net Cash used in Investing Activities		(431,920)	(740,684)	(317)	(10,400)
CASH FLOWS FROM FINANCING ACTIVITIES					
Drawdown of borrowings		-	1,190,901	-	-
Repayment of borrowings		-	(1,195,177)	-	-
Advances (to)/from controlled entities		-	-	(1,648)	(245,847)
Advances (to)/from other entities		-	-	-	-
Dividends paid		(346,667)	(413,333)	(346,667)	(413,333)
Debt establishment costs paid		-	(1,153)	-	-
Net Cash used in Financing Activities		(346,667)	(418,762)	(348,315)	(659,180)
NET INCREASE / (DECREASE) IN CASH HELD		539,527	43,427	-	-
CASH AT BEGINNING OF FINANCIAL YEAR		177,601	155,352	-	-
Effects of exchange rate changes on the balances of cash held in foreign currencies		15,035	(21,178)	-	-
CASH AT THE END OF THE FINANCIAL YEAR	27(a)	732,163	177,601	-	-

The accompanying notes form part of the financial report.

1. BASIS OF PREPARATION OF FINANCIAL REPORT

(a) Basis of Accounting

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001 which includes Accounting Standards and Urgent Issues Group Consensus Views. Unless otherwise stated, the accounting policies adopted are consistent with those of the preceding year.

The financial report has been prepared in accordance with the historical cost accounting convention, except for hedge financial instruments which are measured on a fair value basis (also see Note 30(b)).

Where appropriate, figures for the financial year ended 31 December 2003 have been re-stated to make them comparable with amended classifications adopted for the financial year ended 31 December 2004.

2. CRITICAL ACCOUNTING POLICIES

The following accounting policies are critical to the reported financial performance and financial position of the group. For each policy a discussion of the intent and major implementation issues precedes the statement of policy.

(a) Joint Operations

Discussion

Within the oil and gas industry, it is common, in exploration and production ventures involving two or more participants, to conduct joint operations associated together in unincorporated joint ventures established by contract between them, usually known as joint operating agreements. Normally one participant is appointed as operator to manage joint operations, with the rights and obligations of individual participants equating their respective participating percentage interests in the venture.

An unincorporated joint venture allows its participants to more effectively manage individual risk and the individual incidence of taxation. It also gives participants a degree of flexibility on entering or exiting ventures, or otherwise dealing in or with their commercial interests.

The Group's statement of financial performance, statement of financial position and commercial obligations are recognised in a manner commensurate with its participating interest in each unincorporated joint venture in which it participates, whether as operator or otherwise.

Policy

The Group's interests in unincorporated joint venture operations are brought to account on a proportionate basis. Equity accounting has not been adopted for the joint venture entities that are integrated components of the North West Shelf joint ventures due to their immateriality.

The Group's interests in partnerships are brought to account by applying the equity accounting method and are written down to recoverable amount where this is less than their equity accounted carrying value.

2. CRITICAL ACCOUNTING POLICIES (Continued)

(b) Revenue

Discussion

Most of Woodside's oil and gas revenues come from a relatively small number of high value transactions. In these transactions, the point at which ownership of the oil or gas is transferred to the buyer is clear cut and the amount of revenue we receive is equally clear cut.

However, Woodside operates in some jurisdictions, such as Algeria and Mauritania, where the rules are different. In these cases, Woodside receives revenue according to formulae set out in its risk service or production sharing contracts. This means Woodside has an "economic entitlement" to production volumes, but not direct ownership as the oil or gas is owned and sold by the national oil company concerned.

Most of Woodside's oil and gas is sold in US$ and is therefore subject to oil price and A$/US$ exchange rate fluctuations.

Revenues include the impact of hedging (see Note 2f).

Revenue from sources other than oil and gas sales generally relate to services and assets used in joint venture operations.

Policy

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and it can be reliably measured. Specific revenue recognition criteria include:

(i) Revenue is recognised when title to the product passes from the Group or when the right to receive payment is earned under risk service contracts;

(ii) Gas revenue includes amounts sold under contracted 'take or pay' arrangements only when gas, which has been previously paid for, is drawn by the customer;

(iii) Interest revenue is recognised on an effective yield basis;

(iv) Revenue for services rendered (LNG ship charter and Management and other fees) is recognised as the right to receive compensation for the services is attained;

(v) Dividend revenue is recognised upon attaining the right to receive;

(vi) Proceeds on sale of assets are recognised when control of assets has passed to the buyer.

2. CRITICAL ACCOUNTING POLICIES (Continued)

(c) Exploration and Evaluation

Discussion

Woodside's accounting policy for the cost of exploring and of evaluating discoveries is based on the "successful efforts" approach of the US Generally Accepted Accounting Principles or US GAAP.

Our approach is strongly linked to our oil and gas reserves determination and reporting process.

We believe this approach best reflects the results of our exploration and evaluation activity because only assets with demonstrable value are carried on the balance sheet.

When we decide to develop an oil or gas field, always signified by a final investment decision (FID), we transfer the accumulated exploration and evaluation costs for that field from "undeveloped" (Exploration and Evaluation) to "under development" (Oil and Gas Properties).

In this way, the costs of discovery and commercialisation of a field are represented in one place on the balance sheet.

Policy

Costs

Exploration and evaluation expenditure is accounted for in accordance with the area of interest method. Exploration licence acquisition costs relating to greenfields oil and gas exploration provinces are expensed as incurred while these costs incurred in relation to established or recognised oil and gas exploration provinces are initially capitalised and then amortised over the term of the licence.

All other exploration and evaluation costs, including general permit activity, geological and geophysical costs and new venture activity costs are charged as expenses as incurred except where:

- the expenditure relates to an exploration discovery that, at balance date, has not been recognised as an area of interest as assessment of the existence or otherwise of economically recoverable reserves is not yet complete; or
- an area of interest is recognised, and it is expected that the expenditure will be recouped through successful exploitation of the area of interest; or alternatively, by its sale.

Each potential or recognised area of interest is reviewed at least bi-annually to determine whether economic quantities of reserves have been found or whether further exploration and evaluation work is underway or planned to support the continued carry forward of capitalised costs.

The costs of drilling exploration wells are initially capitalised pending the results of the well. Costs are expensed where the well does not result in the successful discovery of economically recoverable hydrocarbons and the recognition of an area of interest. Areas of Interest are recognised at the field level. Subsequent to the recognition of an area of interest, all further costs relating to that area of interest are capitalised.

To the extent it is considered that the relevant expenditure will not be recovered it is written off.

2. CRITICAL ACCOUNTING POLICIES (Continued)

(c) Exploration and Evaluation (Continued)

Transfer to oil & gas properties

Upon approval of the FID for the commercial development of an area of interest, accumulated expenditure for the area of interest is transferred to Oil & Gas Properties as Transferred Exploration and Evaluation - Projects In Development.

Amortisation

Capitalised exploration licence acquisition costs are amortised over the remaining term of the licence.

(d) Oil & Gas Properties

Discussion

Costs

Woodside uses a well-established project management process, known as OPREP, to mature opportunities from identification to operation. The process provides clear decision points for determining the appropriate stage at which to start capitalising costs.

Oil and gas property costs include project capital expenditure, capitalised borrowing costs, transferred exploration and evaluation costs, and the cost of development wells.

Depreciation and Amortisation

Woodside uses the "units of production" (UOP) approach when depreciating and amortising field-specific assets. This approach covers about 60% of Woodside's oil and gas properties.

For the remainder of our assets, we use the "straight line" approach, the duration of which reflects the useful life of each asset.

For the "units of production" approach, our calculations are based on "proved plus probable reserves" as determined by our reserves determination and reporting process.

We use "proved plus probable reserves" because this is the basis on which we make decisions about developing and managing our projects, thus reflecting our expected use of these assets.

Woodside uses "proved reserves" as a basis for "stress testing" project economics. However, because we expect to produce more than "proved" reserves when we develop a field, we believe it is inconsistent to use these reserves as the basis for depreciation.

Woodside reports its hydrocarbon resource estimates using definitions and guidelines prepared by the Society of Petroleum Engineers Inc. and the World Petroleum Congresses. Woodside uses a ten-year average crude price for determining oil reserves and individual project contract terms for dry gas and condensate reserves.

Woodside's reserves determination and reporting process is described in the Reserves Statement in the Concise Annual Report.

2. CRITICAL ACCOUNTING POLICIES (Continued)

(d) Oil & Gas Properties (Continued)

Policy

Costs

Oil and gas properties are shown in the Statement of Financial Position at cost. The cost of qualifying assets include borrowing costs that would have been avoidable, but for the relevant capital programs. Borrowing costs are predominantly made up of interest costs.

Costs are initially incurred against Projects in Development and are transferred to Producing Projects upon commencement of commercial operations for large integrated projects or upon physical completion for standalone or incremental assets.

Profits or losses resulting from the disposal of oil and gas property assets are recognised in the Statement of Financial Performance.

Depreciation and Amortisation

Oil and gas properties, other than freehold land, are depreciated at rates based on the expected economic lives of the assets. The majority of plant and equipment is depreciated on the UOP basis. Transferred Exploration and Evaluation costs are amortised on the relevant UOP basis for each area of interest. The probable reserves used in these calculations are updated at least annually and are sourced from the same data used to prepare the annual Reserves Statement. Marine vessels and carriers are depreciated on a straight-line basis over their useful lives. The rates are reviewed periodically to reflect technical and economic developments.

(e) Recoverable Amount of Non Current Assets

Discussion

The carrying amounts of non current assets are reviewed bi-annually to assess for impairment. Recoverable amounts are assessed using relevant cash flows discounted to their present value.

Woodside does these tests at a summarised level for each oil and gas project, such as North West Shelf oil, North West Shelf gas and Laminaria oil, because of the integrated nature of operations within each project.

Our major assumptions in doing these tests are long-term commodity prices (contracted rates or 10-year rolling average crude oil prices) and long-term Australian dollar-US dollar exchange rates (based on long-term market forecasts).

Policy

The carrying amounts of non current assets are reviewed bi-annually, or when there is indication of an impairment loss, to determine whether they are in excess of their recoverable amount. If the carrying amount of a non current asset exceeds its recoverable amount the asset is written down to the lower value. In assessing the recoverable amount, the relevant cash flows have been discounted to their present value using market-based, pre-tax risk-adjusted rates.

2. CRITICAL ACCOUNTING POLICIES (Continued)

(f) Derivative Financial Instruments and Hedges

Discussion

Woodside's financial performance is affected primarily by oil and gas prices, foreign exchange rates and interest rates.

Management continuously analyses the impact of fluctuations in prices and rates to identify risks to the company and discusses the outcomes with the Board as required. As a result, the Board may, from time to time, approve hedges to mitigate the potential impact of fluctuations.

The values of open hedges are recognised in the Statement of Financial Position (see Notes 12 & 22).

Oil prices

The net impact on Woodside of oil price movements includes revenues and offsetting items such as royalties, excise, Petroleum Resources Rent Tax and corporate taxes.

Foreign exchange

As an oil and gas company, Woodside's business is dominated by US dollar cash flows.

Foreign exchange movements therefore heavily influence Woodside revenues, costs and debt when expressed in Australian dollars.

Interest rates

Woodside is also exposed to fluctuations in interest rates. Their impact is significantly less than for oil prices and exchange rates.

Policy

Discounts or premiums arising on entry to a specific hedge transaction are deferred and amortised over the life of the hedge. All open derivative financial instruments designated as a hedge are measured on a fair value basis and deferred in the Statement of Financial Position until settlement. Futures margin requirements are also recognised on the Statement of Financial Position until settlement. Settlements are accounted for on the same basis as the underlying physical exposure being hedged. Accordingly, hedging settlements are recognised in the Statement of Financial Performance at the same time as the underlying physical exposure.

The fair value, and changes in fair value, of any derivative financial instruments not designated as a hedge of specific transactions are recognised in the Statement of Financial Performance in the period in which the change occurs.

Commodity price contracts

Oil price swaps, options and oil futures are used to hedge portions of the oil price exposures within anticipated sales.

2. CRITICAL ACCOUNTING POLICIES (Continued)

(f) Derivative Financial Instruments and Hedges (Continued)

Foreign exchange contracts

In addition to foreign exchange forward agreements, swaps or options used to hedge specific future transactions, foreign currency loans are used as a hedge against specific future foreign currency sales revenues. Unrealised gains or costs arising from revaluation of the loans are deferred to the Statement of Financial Position and brought to account in the Statement of Financial Performance in the year that designated sales transactions occur.

Interest rate contracts

Interest rate swaps and options are used to hedge interest rate exposures within interest expense. The incurred portion of swap contracts is recognised on an accrual basis in the Statement of Financial Performance as an adjustment to interest expense during the period.

(g) Provision for Restoration

Discussion

In line with Woodside's Environmental Policy, we operate to avoid or minimise environmental impact.

As part of this approach, we are progressively removing old subsea wellheads and restore operating locations in accordance with Australian and international oil and gas standards and practice.

Work scope and cost estimates for restoration are reviewed annually and updated at least every three years.

Policy

Provision is made in the Statement of Financial Position for restoration of operating locations. The estimated costs are charged as an expense on a Units of Production (UOP) basis.

The nature of work planned by the Group for current offshore locations includes removal of topside facilities, mooring systems and substructures, abandonment of wells and the in situ abandonment of pipelines, following the purging of all contaminants, and for current onshore locations includes the removal of all facilities, as required, reinstatement and revegetation of the site similar to surrounding areas.

Provision is made in the Statement of Financial Position for removal of old subsea wellheads where a liability is assessed as existing and is charged as an expense. The nature of work planned by the Group for the removal of these old subsea wellheads involves the use of a specialised vessel to cut & recover the wellhead structure and for some wells, use of a mobile drilling unit to re-enter and abandon the well and remove the wellhead.

The costs are based on the latest estimated future costs, determined on a discounted basis, which are re-assessed regularly and exclude any allowance for potential changes in technology or material changes in legislative requirements.

The Group accounts for changes in cost estimates on a prospective basis.

3. OTHER SIGNIFICANT ACCOUNTING POLICIES

(a) Consolidation Principles

Consolidated financial statements are those of the Consolidated Group comprising Woodside Petroleum Ltd. (the "Parent") and the entities (the "Group") it controlled from time to time during the period and at year end.

In preparing the financial report, the effects of all transactions between entities within the Consolidated Group are eliminated in full.

(b) Costs

Costs and expenses are recognised when it is probable that the consumption or loss of future economic benefits has occurred and they can be reliably measured. Specific cost recognition criteria are addressed below.

(c) Foreign Currency

Transactions

Foreign currency transactions are initially converted into Australian dollars at the exchange rate applying on the date of the transaction. The subsequent receipt or payment of funds relating to the transaction is converted at the rate applicable on the date of receipt or payment.

Assets and liabilities at balance date are translated at the exchange rate prevailing on balance date.

Except in relation to certain hedges (see Note 2(f)) exchange gains or costs, whether realised or unrealised, from the translation of assets and liabilities are included in the determination of operating profit.

Foreign Operations

Each foreign operation is assessed to determine if it is a self-sustaining or integrated operation. All current foreign operations are integrated operations, the financial statements of these operations are translated using the temporal rate method. No foreign operation is accounted for in a currency of a hyper-inflationary economy.

(d) Leases

Leases are classified at their inception as either operating or finance leases. This classification is based on the economic substance of the agreement and reflects which party retains substantially all of the risks and benefits incidental to ownership. For operating leases the minimum lease payments are recognised as an expense on a straight-line basis.

(e) Earnings per Share

Earnings per share is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element. There are no factors that dilute basic earnings per share.

(f) Current Assets and Liabilities

Current assets and liabilities are recognised on the basis of assets expected to be realised or consumed and liabilities expected to be settled within the next twelve months.

3. OTHER SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Cash and Cash Equivalents

Cash on hand, cash in banks and short-term deposits are stated at nominal value. For the purpose of the statement of cash flows, cash includes cash on hand, cash at bank and money market investments readily convertible to cash, net of bank overdrafts. Bank overdrafts are carried at the principal amount. Interest is charged as an expense on an effective yield basis.

(h) Trade and Other Receivables

Trade debtors are initially recorded at the amount of contracted sales proceeds. Receivables from related parties are recognised and carried at the nominal amount due.

(i) Inventories

Work in progress and finished stocks

Work in progress consists of stocks requiring further processing by the Group to convert them to finished stock.

Finished stocks represent hydrocarbon products that are in the form in which they will be sold by the Group.

Work in progress and finished stocks are valued at the lower of cost and net realisable value. Cost is derived on an absorption-costing basis and includes direct processing costs and an appropriate portion of fixed and variable overheads. Costs are assigned to finished stock on a weighted average basis.

Warehouse stores and materials

Warehouse stores and materials represent consumable supplies and maintenance spares expected to be used in production and are valued at weighted average cost. Cost comprises purchase, inspection and transportation costs.

Warehouse stores and materials determined to be obsolete or damaged are written down to net realisable value. No general provision for obsolescence is made in the accounts of the Group.

(j) Investments

Controlled entities

Investments in controlled entities are carried at the lower of cost and recoverable amount. Dividends are recognised upon attaining the right to receive. These transactions are eliminated in the consolidated financial statements.

Other entities

Investments in other entities are carried at the lower of cost and recoverable amount. Investments in associates are carried at the lower of the equity-accounted amount and recoverable amount in the consolidated financial statements and the lower of cost and recoverable amount in the relevant entities financial statements.

3. OTHER SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k) Other Plant & Equipment

Cost

Other plant and equipment is carried at cost. Profits or losses resulting from the disposal of other plant and equipment are recognised in the Statement of Financial Performance.

Depreciation

Depreciation of other plant and equipment is provided at rates based on the expected economic lives of the assets. The majority of these assets are depreciated on a straight line basis with a useful life of five years (2003: five years).

(l) Debt Establishment Costs

Debt establishment costs are carried forward and amortised over the lives of the financing facilities.

(m) Financial Instruments Included in Assets

Bank and money market deposits, loans, marketable securities and marketable equity securities are carried at cost. Purchases and sales of investments are recognised on the trade date, which is when control of the investment has passed from the seller to the purchaser.

(n) Provisions

Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the end of the reporting period. These benefits include wages and salaries, annual leave, long service leave and the provision of interest free loans under the Woodside Employee Share Plan. Liabilities arising in respect of wages and salaries, annual leave (regardless of whether they are expected to be settled within 12 months) and other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the end of the reporting period.

In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used. Rates which approximate the Group's incremental borrowing rate are used to determine the present value of cash inflows arising from the employee share plan receivable.

The cost of providing interest free loans to employees under the Woodside Employee Share Plan affects Woodside's reported performance through increased employee benefit costs each period. Any costs arising from the limited-recourse component of the plan are recognised as an employee expense in the period that they are incurred. The option value to the employee of the limited-recourse nature of the Plan is not charged as an employee benefit expense. The costs to the company of providing the Share Plan benefit to employees is included in determining the remuneration of relevant employees as disclosed in the Group's Full Financial Report.

3. OTHER SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n) Provisions (continued)

Contributions to the Group's superannuation plans by entities within the Group are charged against profit when due. The Group does not record excesses of fund assets over accrued membership benefits of the superannuation funds' defined benefits categories as an asset in the Financial Report.

Directors' retiring allowance
Provision is made for directors' retiring allowance accrued in accordance with the rules approved by shareholders. At the 2004 Annual General Meeting, shareholders approved the cessation of the accrual of directors' retiring allowance as from 30 April 2004. In accordance with the agreed rules, one director elected to have the accrued allowance indexed, the other directors chose to convert their accrued allowance to shares. The shares for the latter Directors have been purchased and are held in trust, creating effective defeascence of that liability.

Income tax
Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the accounts and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at rates applicable to the expected period of reversal, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Tax consolidations
Woodside Petroleum Ltd. is the head entity in the tax-consolidated group comprising only the Australian wholly-owned subsidiaries set out in note 43. The effective date of implementation was 1 January 2004 for the tax-consolidated group. The head entity recognises all of the current and deferred tax assets and liabilities of the tax-consolidated group (after elimination of intragroup transactions).

The tax-consolidated group is entering into tax funding agreements that require Australian wholly-owned subsidiaries to make contributions to the head entity for deferred tax balances relating to Australian taxation obligations recognised by the head entity on implementation date. This includes the impact of any relevant reset tax cost bases.

The head entity has entered into a tax funding agreement with the members of the tax consolidation group. The tax funding agreement is effective from 1 January 2004. The agreement is aimed at achieving an allocation of the group's income tax expense to subsidiaries within the tax consolidated group as if they were operating on a stand-alone basis. The subsidiaries party to the agreement will reimburse the head entity for an amount calculated as if it were on a stand-alone basis. Similarly, the head entity will reimburse subsidiaries for losses when they are utilised to reduce group tax payable. The assets and liabilities arising under the tax funding agreement are recognised as intercompany assets and liabilities.

Non Australian tax assets and liabilities remain within the relevant subsidiaries.

3. OTHER SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o) Financial Instruments Included in Liabilities

Corporate debt is initially recorded at the principal amount. Interest is charged as an expense as it accrues.

Loans, debentures and notes payable are recognised when issued at the principal amount, with any discount on issue separately recognised and amortised over the period to maturity.

Trade creditors and accruals are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the Group.

Dividends payable are recognised when payment is due by the Group.

(p) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:

(a) where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable, and

(b) receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(q) Contributed Equity

Ordinary share capital is recorded at value of consideration received. The costs of issuing shares are charged against the share capital. Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

4. IMPACT OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ON WOODSIDE ACCOUNTING POLICIES

(a) Background

Australia, through the Financial Reporting Council and the Australian Accounting Standards Board, is amending Australian Accounting Standards to converge with International Financial Reporting Standards ("IFRS") effective 1 January 2005. Resulting standards are known as Australian equivalents to IFRS.

Woodside's IFRS Implementation Project was commenced in 2003 and regularly reports progress to the Board Audit and Risk Committee. The project is on schedule to provide IFRS compliant financial reports in 2005.

Effect of IFRS upon Woodside Financial Reporting

Woodside's future financial reporting will reflect IFRS impacts as follows:

From 1 January 2005	**Transition of systems and processes to enable IFRS compliant financial reporting.**
March, June, September, December 2005	**2005 quarterly ASX releases prepared under IFRS with 2004 comparatives restated for IFRS.**
30 June 2005	**2005 Half-Year Financial Report prepared under IFRS with comparatives for 30 June 2004 restated for IFRS.**
31 December 2005	**2005 Annual Financial Report prepared under IFRS with comparatives for 31 December 2004 restated for IFRS.**

The presentation of comparative information under IFRS for 2004 will differ to this financial report prepared under Australian Generally Accepted Accounting Principles ("A GAAP") at 31 December 2004. Detailed disclosure will be provided in both the 30 June and 31 December 2005 financial statements of adjustments required to align the 2004 comparative information with IFRS.

Project Milestones and Achievements

The following activities have been achieved by the project in implementing the requirements of IFRS within Woodside:

- Key differences presentation to Audit and Risk Committee;
- Detailed diagnostic review of Australian GAAP to IFRS;
- Decisions made on key accounting policies; and
- Identification and quantification of adjustments required to the opening transitional statement of financial position at 1 January 2004.

The current focus is now on finalising the implementation of revised accounting processes, procedures and required system changes.

Governance

The Project reports through the Chief Financial Officer. IFRS transition is a standing agenda item for the Board Audit and Risk Committee. The Project is supported by a management steering group and a group of financial reporting experts within Woodside. Woodside's external auditors have provided input into the process of interpreting the requirements and impacts of IFRS upon Woodside. Where necessary external advisors (separate from the external auditor) are being engaged to advise on specific matters.

4. IMPACT OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ON WOODSIDE ACCOUNTING POLICIES (Continued)

(b) Summary

Adoption of IFRS will impact on Woodside's reported financial performance and financial position (as outlined below), however, Woodside's cashflows are unaffected by the transition. There is no impact from Woodside's loan covenants.

Whilst compliance with IFRS does not result in US GAAP compliance it does eliminate a significant number of differences, making Woodside's reported outcome more comparable to many international oil & gas industry peers.

(c) Key Differences

First time adoption impacts of IFRS are effected through opening balance transitional entries.

The key differences between existing Australian GAAP and IFRS as they impact the Woodside Group are presented below. An indicative quantification is included; these have been determined by Woodside and represent current best estimates. Final interpretation of the new IFRS standards by standards setters and professional bodies continues to be finalised.

Exploration and Evaluation

Woodside's existing policy of accounting for exploration and evaluation activity through application of the successful efforts based approach complies with IFRS requirements and therefore no difference is expected to result either from the treatment of costs or from impairment testing.

Petroleum Resource Rent Tax (PRRT)

Under IFRS the Income Taxes standard extends the scope of tax effect accounting to encompass Petroleum Resource Rent Tax (PRRT). Woodside currently accounts for PRRT on an incurred liability basis. Under IFRS a deferred PRRT liability will be recognised for the differences that have accumulated between the PRRT tax base of assets and their accounting base. These differences arise from the earlier deductibility of expenditure for PRRT when compared to Woodside's successful efforts based accounting expense outcomes. These taxable temporary differences will reverse as each project generates PRRT assessable income. This change will result in each project's PRRT expense being higher in its initial periods and lower in the latter periods. The initial adoption will reduce opening retained earnings by approximately $250 million. It is expected that there will be a decrease in current and near term PRRT expense with later impacts dependent upon the timing of new projects subject to PRRT.

Employee Share Plan

Applicable from 1 January 2005, Woodside's employee share plan will be treated as share based compensation. Under this approach the principal amount of the interest free, limited-recourse loans to acquire shares, worth $137 million at 31/12/04, will be reclassified as a separate class of shareholders equity. In line with the share plan entitlements Share based compensation will be recognised over a 3 year vesting period. Dividends paid on shares the subject of such loans, to the extent they are retained to repay the bans, will be offset against that separate class of shareholder equity. In addition, for vested employee share plan benefits, Woodside will be required to recognise within the profit and loss the compensation expense measured at the fair value of the "share option" inherent in the plan issued to employees. The increased expense from this accounting treatment is not expected to be material.

4. IMPACT OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ON WOODSIDE ACCOUNTING POLICIES (Continued)

Leases

Under IFRS, contracts which include the provision of equipment must be analysed for embedded leases, with any leases accounted for in accordance with the Leasing standard. Review of Woodside's contracts has identified one agreement which is assessed as containing a finance lease and a number which contain operating leases. The initial adoption will in relation to the finance lease reduce opening retained earnings by approximately $10 million. Future LNG shipping expenses will, over time, be lower by the same amount.

Functional and Presentation Currency

Woodside has determined that the functional currency of its major Australian operating subsidiaries for IFRS purposes will be Australian dollars. The majority of Woodside's foreign subsidiaries will have the US dollar as their functional currency as a reflection of their operating conditions. The presentation currency of the Group will continue to be Australian dollars.

The impact on Woodside will be that the subsidiaries with a foreign currency as their functional currency will be translated into Australian dollars at each periods closing rate and any exchange movements will be recorded through a foreign currency translation reserve. The initial adoption will reduce opening retained earnings by approximately $90 million, there will be no profit and loss impact of this change. Future impacts on net assets are dependent upon movements in the Australian to US dollar exchange rate. Also see the *US Dollar Borrowings - Foreign Exchange Rate Translation Differences* section below.

Borrowing Costs

Woodside has elected to continue to capitalise interest on qualifying projects, however foreign exchange differences will now be expensed. Consequently, the carrying value of oil and gas properties will be reduced by approximately $80 million due to the expensing to opening retained earnings of capitalised net foreign exchange losses reduced by applicable depreciation and amortisation. Future depreciation expense will, over time, be lower by the same amount.

Provisions for Restoration

IFRS requires that the present value, at the commencement of a facilities operation, of restoration obligations be recognised as a non-current liability and the cost of future restoration be capitalised as part of the relevant project. The capitalised cost is amortised over the life of the project and the provision is accreted periodically as the discounting of the liability unwinds. The unwinding of the discount is recorded as interest expense. The initial adoption will increase opening retained earnings by approximately $100 million. The impact on future restoration expense is expected to be immaterial.

Costs of Start-Up Activities

Under IFRS amounts of start up costs, pre-production costs and capitalised commissioning revenues, which were incurred up to 1985 and are currently being amortised under A GAAP are not eligible for capitalisation. The initial adoption will increase opening retained earnings by approximately $20 million. Future depreciation expense will, over time, be higher by the same amount.

4. IMPACT OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ON WOODSIDE ACCOUNTING POLICIES (Continued)

Financial Instruments

IFRS's applicable to financial instruments apply from 1 January 2005, meaning that the comparative period of 2004 is not required to be restated unlike the majority of other IFRS standards which require retrospective application.

Under IFRS all financial instruments have to be initially recognised at fair value. Subsequently, certain financial instruments including derivatives must be remeasured at fair value with movements in the fair value of derivatives taken to profit or loss unless detailed hedge accounting requirements are met. Woodside is changing processes to meet the requirements of hedge accounting where applicable.

Reported results may contain increased volatility depending upon the nature and extent of hedging and other financial instruments and market movements of valuation parameters such as commodity prices, foreign exchange and interest rates.

US Dollar Borrowings - Foreign Exchange Rate Translation Differences

Under IFRS the US dollar borrowings have been assessed as not meeting the requirements for hedge accounting, due to the changed designation and effectiveness requirements. Therefore, as at 1 January, 2005 the amount then deferred as an exchange gain or loss on the US dollar debt will be taken to retained earnings. Subsequent to 1 January, 2005 the US dollar borrowings will be re-designated as hedges of net investments in Woodside subsidiaries with a US dollar functional currency. Exchange differences that arise on the designated amount will be recorded through a foreign currency translation reserve. The translation differences arising from US dollar borrowings that are not so designated will be recorded in the profit and loss. The initial adoption (at 1 January 2005) will increase opening retained earnings by approximately $61 million. Subsequent financial impacts are dependent upon movements in the Australian to US dollar exchange rate.

Embedded Derivatives

IFRS introduces from 1 January 2005 the concept of embedded derivatives and requires the identification, recognition and measurement of derivatives embedded within contracts that a company may enter. Embedded derivatives are required to be fair valued and movements reported in the profit and loss statement. In the review of existing contracts, to determine the extent of any embedded derivatives, two gas sales contracts have been identified as containing embedded derivatives the valuation of which recognises the long remaining term of these contracts. The initial adoption (at 1 January 2005) will increase opening retained earnings by approximately $130 million. Future revenues will, over time, be lower by the same amount. Future changes in benchmark oil prices and the AUD/USD exchange rate will create volatility in these embedded derivatives.

Investments

Under IFRS investments in equity securities that have readily determinable fair values are classified as either Held for Trading or Available for Sale and carried at fair value. Unrealised gains or bsses on investments Held for Trading are reported in profit and loss and for investments classified as Available for Sale are reported in shareholders' equity. Woodside's investments are expected to be classified as Available for Sale reflecting the intention to hold these investments rather than trade in them. Period impacts are dependent upon movements in the share price of investments. The initial adoption will increase shareholders equity by approximately $50 million due to market prices being in excess of acquisition costs of listed investments.

4. IMPACT OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ON WOODSIDE ACCOUNTING POLICIES (Continued)

Income Tax

Under IFRS, the balance sheet liability method is followed. The balance sheet liability method focuses on the tax effect of transactions and other events that affect amounts recognised in either the accounting balance sheet or the tax balance sheet. Arising from previous permanent differences the initial adoption will reduce opening retained earnings by approximately $70 million. A tax benefit of approximately $70 million arises from the other key differences outlined above. The total transitional impact on income tax is therefore approximately nil.

Defined Benefit Superannuation Fund

Woodside's employee compensation expense will need to recognise an actuarially determined "net periodic pension cost", for employees in the defined benefit category of the Woodside Superannuation Fund. Additionally the surplus or deficiency of the defined benefit plan will be recognised as an asset or liability in Woodside's balance sheet. Less than 25% of current employees are members of the defined benefit category, which at 31 December 2004 has a surplus of assets compared to accrued benefits. Transitional and future period impacts are expected to be immaterial.

Volatility introduced by IFRS Differences

IFRS introduces various volatilities to Woodside's future reported financial performance and financial position. These are included in the discussion of individual items above. In summary the main effects include the effect of foreign exchange movements on USD debt not designated in a hedging relationship, movements in the value of currently identified embedded derivatives through movements in the AUD/USD exchange rate and in oil prices, movements in the value of defined benefit superannuation fund balances and movements in the value of listed investments.

	Group		Parent	
	2004 $000	**2003** $000	**2004** $000	**2003** $000
5. PROFIT FROM ORDINARY ACTIVITIES				
Profit from ordinary activities before income tax is arrived at after taking into account:				
(a) Revenues from oil & gas operations				
Sales revenue				
Liquefied Natural Gas and Domestic Gas	729,393	707,660	-	-
Condensate - NWS	452,752	408,943	-	-
Condensate - Ohanet	46,628	6,301	-	-
Oil – Laminaria	275,627	347,594	-	-
Oil – NWS	303,330	286,961	-	-
Oil – Legendre	217,157	204,341	-	-
Liquefied Petroleum Gas - NWS	63,797	54,578	-	-
Liquefied Petroleum Gas - Ohanet	30,440	2,149	-	-
	2,119,124	2,018,527	-	-
LNG ship charter revenue	39,517	40,755	-	-
Total revenues from oil & gas operations	2,158,641	2,059,282	-	-
(b) Cost of sales				
Cost of production				
Production costs	(142,310)	(134,276)	-	-
Royalty and excise	(268,628)	(214,036)	-	-
Petroleum Resource Rent Tax	(47,500)	(66,922)	-	-
Third party gas	(3,620)	(4,759)	-	-
Insurance	(13,059)	(17,155)	-	-
Product inventory movement	5,565	(19,117)	-	-
	(469,552)	(456,265)	-	-
Shipping and Marketing Costs				
LNG shipping	(84,455)	(80,448)	-	-
Other liquids shipping	(4,887)	(6,997)	-	-
Marketing/sales administration	(14,122)	(3,545)	-	-
	(103,464)	(90,990)	-	-
Oil & Gas Property, Depreciation / Amortisation				
Land and buildings	(9,565)	(10,951)	-	-
Transferred exploration and evaluation	(14,932)	(30,283)	-	-
Plant and equipment [(1)]	(233,442)	(177,177)	-	-
Marine vessels and carriers	(5,610)	(4,707)	-	-
	(263,549)	(223,118)	-	-
Provision for restoration of operating locations	(22,641)	(29,476)	-	-
Total cost of sales	(859,206)	(799,849)	-	-
Gross profit	1,299,324	1,259,433	-	-

[1] Plant and equipment depreciation includes a reassessment of useful life of specific offshore assets including the impact of the Goodwyn low pressure train project resulting in an increase of $7.2 million.

5. PROFIT FROM ORDINARY ACTIVITIES (Continued)

	Group 2004 $000	Group 2003 $000	Parent 2004 $000	Parent 2003 $000
(c) Other revenues from ordinary activities				
Interest received/receivable				
Controlled entities	-	-	2,987	1,576
Other entities	40,569	27,756	10,241	9,546
Dividends received/receivable				
Controlled entities	-	-	346,667	668,714
Other entities	7,304	9,029	-	6
Management and other fees				
Other entities	34,638	42,765	-	106,125
Proceeds on sale (See Note 7)				
Investments	-	62,179	-	-
Exploration & evaluation	51,780	9,089	-	-
Oil & Gas Properties	691,416	1,580	-	-
Other Plant & Equipment	18,963	-	-	-
Total other revenues from ordinary activities	844,670	152,398	359,895	785,967
(d) Share of associates' net profit/(loss)	(4,684)	(5,859)	-	-
(e) Borrowing costs expensed				
Interest paid/payable – other entities	(59,882)	(56,206)	-	-
Borrowing costs (interest) capitalised	157	4,435	-	-
Other debt servicing costs	(1,124)	(1,292)	-	-
Amortisation of debt establishment costs	(1,066)	(973)	-	-
Total borrowing costs expensed	(61,915)	(54,036)	-	-
(f) Other expenses from ordinary activities				
Exploration and evaluation				
Exploration	(222,685)	(257,338)	-	-
Amortisation of licence acquisition costs	(24,553)	(24,578)	-	-
Evaluation	(8,264)	(13,581)	-	-
Total exploration and evaluation	(255,502)	(295,497)	-	-
Corporate				
Administration	(39,249)	(38,801)	(8,343)	(11,032)
Depreciation	(13,261)	(12,950)	-	-
Total corporate	(52,510)	(51,751)	(8,343)	(11,032)

5. PROFIT FROM ORDINARY ACTIVITIES (Continued)

(f) Other expenses from ordinary activities (Continued)

	Group 2004 $000	Group 2003 $000	Parent 2004 $000	Parent 2003 $000
New business development and venture management	(22,902)	(34,909)	-	-
Other costs				
Diminution in value of investments				
Controlled entities	-	-	-	-
Other entities	-	(19,565)	-	(100,337)
Reversal of prior period diminution in value of investments upon sale	-	15,732	-	-
Foreign exchange gains/(losses)				
Cash balances	15,035	(21,178)	-	-
Other items (including fx hedges)	(15,904)	(26,245)	10	(15)
Total exchange gains/(losses)	(869)	(47,423)	10	(15)
Financial instruments no longer specific hedges	(2,672)	425	-	-
Written down value of assets sold (See Note 7)				
Investments	-	(62,179)	-	-
Exploration and evaluation	(51,570)	-	-	-
Oil and gas properties	(182,078)	(2,406)	-	-
Other plant and equipment	(19,390)	-	-	-
Other	(7,802)	(26,435)	(387)	-
Total other costs	(264,381)	(141,851)	(377)	(100,352)
Total other expenses from ordinary activities	(595,295)	(524,008)	(8,720)	(111,384)
Profit from ordinary activities before income tax	1,482,211	827,928	351,175	674,583

6. INCOME TAX

The reconciliation of the prima facie tax charge on operating profit with the income tax expense in the Statement of Financial Performance is as follows:

	Group		Parent	
	2004 $000	2003 $000	2004 $000	2003 $000
Prima facie tax on operating profit at 30% (2003: 30%)	444,663	248,378	105,353	202,375
Permanent differences:				
Non-allowable depreciation	5,579	1,324	-	-
Non-deductible exploration and evaluation adjustments, write-offs and disposals	351	1,788	-	-
Foreign exploration tax losses not brought to account	43,223	61,281	-	-
Capital losses not previously recognised	(60)	-	-	
Accounting gain on capital sale not taxable	(153,027)	-	-	
Research and development	(978)	(630)	-	-
Inter-company dividends			(104,000)	(200,614)
Diminution in value of investments				
Controlled entities	-	-	-	-
Other entities	-	1,201	-	-
Tax rate differential on non-Australian income	12,409	(4,949)	-	-
Other	804	437	3	(1,082)
Recognition of tax expense upon formation of a tax consolidation group and resetting of tax values	71,720		-	-
Foreign tax losses brought to account	(25,496)		-	
Under/(over) provision from prior year	(608)	(7,587)	6	-
Income tax expense/(benefit) attributable to profit from ordinary activities	398,580	301,243	1,362	679
Income tax expense/(benefit) comprises:				
Provision attributable to future years				
Deferred tax liability	80,645	(18,219)	(428)	-
Future income tax benefit	(25,924)	-	-	-
Current income tax payable	343,859	319,462	(934)	679
Income tax expense/(benefit)	398,580	301,243	1,362	679

	Group		Parent	
	2004 $000	2003 $000	2004 $000	2003 $000
. SPECIFIC ITEMS WITHIN PROFIT FROM ORDINARY ACTIVITIES				
Profit from ordinary activities after income tax, *includes* the following revenues and expenses whose disclosure is relevant in explaining the financial performance of the entity.				
(a) Individually significant items				
(i) Sale of 40% interest in permit WA-271-P				
Proceeds on sale	630,085	-	-	-
Cost of assets sold	(193,473)	-	-	-
	436,612	-	-	-
Applicable income tax	(5,637)	-	-	-
	430,975	-	-	-
(ii) China LNG Equity Agreement				
Proceeds on sale	78,183	-	-	-
Cost of assets sold	(4,702)	-	-	-
	73,481	-	-	-
Applicable income tax	-	-	-	-
	73,481	-	-	-
(iii) Effects of Tax Consolidation on Tax Expense	(71,720)	-	-	-
(b) Gains / (losses) from sale of assets (Excluding items in note 7(a))				
Exploration and evaluation	210	9,089	-	-
Oil and gas properties	(755)	(826)	-	-
Other plant and equipment	(427)	-	-	-
Total gains/(losses) on sale of assets	(972)	8,263	-	-
(c) Dissolution of subsidiary companies				
Dividend received from controlled entities (Woodside Petroleum Development Pty. Ltd. & Mid-Eastern Oil Ltd)	-	-	-	255,380
Diminution in value of investment in controlled entities upon dissolution of Woodside Petroleum Development Pty. Ltd. and Mid-Eastern Oil Ltd.	-	-	-	(100,341)
Gain on receipt of shares for no consideration from Woodside Energy Limited	-	-	-	103,892
	-	-	-	258,931

All in accordance with the 1998 court approved scheme of arrangement. No net Group impact

		Group		Parent	
		2004 $000	2003 $000	2004 $000	2003 $000
8.	**EARNINGS PER SHARE**				
	Basic earnings per share and diluted earnings per share are identical.				
	Earnings/(loss) used in calculating basic and diluted earnings per share	1,083,631	526,685		
	Weighted average number of shares on issue used in calculating basic and diluted earnings per share	666,666,667	666,666,667		
	Basic earnings per share (cents)	162.5	79.0		
	There have been no conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.				
9.	**DIVIDENDS**				
(a)	Interim dividends paid 27.0 cents (2003: 21.0 cents)				
	Franked	180,000	140,000	180,000	140,000
	Unfranked	-	-	-	-
		180,000	140,000	180,000	140,000
(b)	Previous year final dividend paid 25.0 cents (2003: 41.0 cents)				
	Franked	166,667	273,333	166,667	273,333
	Unfranked	-	-	-	-
		166,667	273,333	166,667	273,333
(c)	Summary of dividends in relation to reported periods (either proposed or paid)				
	Interim dividend				
	27.0 cents (2003: 21.0 cents)	180,000	140,000	180,000	140,000
	Final dividend				
	Declared February 2004 : 25 cents	-	166,667	-	166,667
	Declared February 2005 : 32 cents (Note 28)	213,333	-	213,333	-
		393,333	306,667	393,333	306,667
	Dividend in respect of financial year	59.0	46.0		

	Group		Parent	
	2004	**2003**	**2004**	**2003**
	$000	$000	$000	$000

9. DIVIDENDS (Continued)

The tax rate at which dividends have or will be franked is 30% (2003: 30%). The amount of franking credits available for the subsequent financial year are:

	Group 2004 $000	Group 2003 $000	Parent 2004 $000	Parent 2003 $000
Franking credits available following payment of tax and dividends in respect of previous financial year	531,080	357,537	531,080	8,607
Franking credits arising from instalments of tax paid in respect of current year	291,254	210,756	291,254	(2,725)
Franking credits arising from received franked dividends	359	205	359	61,596
Franking debits arising from the payment of interim dividends	(77,143)	(60,000)	(77,143)	(60,000)
Franking account balance as at the end of the financial year	745,550	508,498	745,550	7,478
Franking credits that will arise from the payment of income tax payable as at the end of the financial year	43,867	94,011	43,867	653
Franking credits that will arise from the receipt of franked dividends	-	-	-	71,429
Franking debits that will arise from the payment of dividends as at the end of the financial year	(91,429)	(71,429)	(91,429)	(71,429)
Franking account balance after payment of tax and dividends	697,988	531,080	697,988	8,131

On 1 January 2004, Woodside Petroleum Ltd. and its wholly owned Australian subsidiaries adopted the Tax Consolidation legislation which requires a tax consolidated group to keep a single franking account. The amount of franking credits available to shareholders of the parent entity (being the head entity in the tax consolidated group) disclosed at 31 December 2004, has been measured under the new legislation as those available from the tax consolidated group.

The comparative information has not been restated for this change in measurement. Had the comparative information been calculated on the new basis, the franking account balance after payment of dividends and tax as at 31 December 2003 for the parent company would have been $531,080,000.

	Group		Parent	
	2004 $000	2003 $000	2004 $000	2003 $000
10. RECEIVABLES (CURRENT)				
Trade debtors	54,824	171,021	-	-
Other debtors				
Controlled entities	-	-	322,793	322,463
Other entities	166,428	79,289	-	-
Dividend receivable				
Controlled entities	-	-	-	-
Other entities	6,558	7,342	-	-
Accrued interest income	789	3,226	-	-
Deferred proceeds on sale - other entity	191,475	-	-	-
	420,074	260,878	322,793	322,463
Australian dollar equivalent of amounts included in receivables above in (US) dollars not effectively hedged	114,128	95,214	-	-

Within the Group trade debtors are denominated in a mixture of Australian and US dollars and are on settlement terms of between 10 and 30 days.
Other debtors represent other receivables with various maturities.

Dividends receivable from other entities are receivable within 30 days of period end. Accrued interest is receivable within 30 days of entitlement.

Deferred proceeds on sale – other entity represents proceeds on 2001 sale of part interest in Sunrise Gas Project to Phillips STL Proprietary Limited. It is denominated in US dollars and escalating at an agreed rate. Settlement occurred on 3 January 2005.

RECEIVABLES (NON CURRENT)

	Group 2004 $000	Group 2003 $000	Parent 2004 $000	Parent 2003 $000
Other debtors - controlled entities	-	-	826,292	254,737
Loans for employee share plan	127,814	128,538	127,814	128,538
Deferred proceeds on sale – other entity	-	178,714	-	-
	127,814	307,252	954,106	383,275

For significant terms and conditions relating to the employee share plan see Note 33.

		Group		Parent	
		2004	2003	2004	2003
		$000	$000	$000	$000
11.	**INVENTORIES (CURRENT)**				
	Petroleum products - at cost				
	Work in progress	172	166	-	-
	Finished stocks	16,545	10,986	-	-
	Warehouse stores and materials at cost	14,354	2,855		-
		31,071	14,007	-	-
	INVENTORIES (NON CURRENT)				
	Warehouse stores and materials at cost	11,489	18,264	-	-
12.	**OTHER FINANCIAL ASSETS (CURRENT)**				
	Unrealised costs on open hedges	1,666	31,010	-	-
	Unrealised receivables on open hedges	38,368	39,823	-	-
	Unrealised cost on gas purchase commitments	3,394	2,290	-	-
		43,428	73,123	-	-

Realisation and settlement of open hedges is dependent upon the settlement date of each instrument. (See note 30).

Unrealised cost on gas purchases is in accordance with an agreement to draw on a committed gas purchase that is expected to be settled within the next 12 months.

OTHER FINANCIAL ASSETS (NON CURRENT)

	Group 2004 $000	Group 2003 $000	Parent 2004 $000	Parent 2003 $000
Investments – Not equity accounted				
Shares in listed entities - at cost				
Ocean Power Technologies Inc. (wave energy power systems - 2.91% (2003: 2.98%))	5,825	5,825	-	-
Less: Provision for diminution in value	(1,362)	(1,362)	-	-
	4,463	4,463	-	-
Hardman Resources Ltd. (Oil & Gas, 10.28% (2003: 10.05%))	66,420	45,437	-	-
Geodynamics Ltd.	5,044	-	-	-
Total shares in listed entities	75,927	49,900	-	-

	Group		Parent	
	2004	2003	2004	2003
	$000	$000	$000	$000
OTHER FINANCIAL ASSETS (NON CURRENT) (Continued)				
Shares in unlisted entities – at cost				
Controlled entities – at cost (also see Note 43)	-	-	458,721	456,363
Less: Provision for diminution in value	-	-	(48,898)	(48,898)
	-	-	409,823	407,465
Other entities – at cost				
Ocean Power Technologies (Australasia) Pty. Ltd. (wave energy power systems – 11.76%) (2003: 11.76%)	2,000	2,000	-	-
Less: provision for diminution in value	(2,000)	(2,000)	-	-
	-	-	-	-
Other entities	3,556	2,846	-	-
Less: Provision for diminution in value	(2,772)	(2,772)	-	-
	784	74	-	-
Total shares in unlisted entities	784	74	409,823	407,465
Total investments	76,711	49,974	409,823	407,465
Financial instruments (hedges) - at fair value				
Unrealised costs on open hedges	-	497	-	-
Unrealised receivables on open hedges	15,968	34,559	-	-
	15,968	35,056	-	-
Other financial assets				
Greenhouse gas options – at cost	-	1,204	-	-
Less: Provision for diminution in value	-	(1,204)	-	-
	-	-	-	-
Unrealised cost on gas purchase commitments - at fair value	27,632	21,004	-	-
	27,632	21,004	-	-
	120,311	106,034	409,823	407,465

Unrealised cost on gas purchases is in accordance with an agreement to draw on a committed gas purchase that is expected to be settled between 12 months and 15 years.

Realisation and settlement of open hedges is dependent upon the settlement date of each hedge instrument. Also see Note 30.

		Group		Parent	
		2004	2003	2004	2003
		$000	$000	$000	$000
13.	**OTHER ASSETS (CURRENT)**				
	Deferred cost on realised oil price hedge settlements	-	3,717	-	-
	Deferred premiums on oil and fx options	525	1,558	-	-
	Prepayments	15,797	6,067	-	-
		16,322	11,342	-	-
	OTHER ASSETS (NON CURRENT)				
	Debt establishment costs	10,658	10,688	-	-
	Less: Accumulated amortisation	(4,614)	(3,548)	-	-
		6,044	7,140	-	-
	Deferred cost of settled interest rate hedges	1,602	2,089	-	-
	Prepayments	6,918	7,793	-	-
	Deferred employee benefit expense	9,117	10,449	-	-
		23,681	27,471	-	-

Deferred interest rate hedge settlements will be amortised to expense through to 2008.

		Group		Parent	
14.	**EQUITY ACCOUNTED INVESTMENTS**				
	Investments - at equity accounted amount	16,619	24,096	-	-
	Less: Provision for diminution in value	(15,000)	(15,000)	-	-
		1,619	9,096	-	-

(Further information relating to equity accounted investments is contained in Note 41).

15. EXPLORATION & EVALUATION (NON CURRENT)

(a) Regions of Focus at cost

	Group 2004 $000	Group 2003 $000	Parent 2004 $000	Parent 2003 $000
Australia				
Browse	8,236	6,010	-	-
Camarvon	126,777	350,044	-	-
Timor Sea	93,058	63,606	-	-
Victoria (Gippsland, Otway)	23,335	89,255	-	-
United States				
Gulf of Mexico	62,572	60,455	-	-
Africa				
West Africa (Mauritania, Canary Islands)	109,358	105,582	-	-
North Africa (Algeria, Libya)	7,447	4,717	-	-
Total exploration and evaluation	430,783	679,669	-	-
Less: accumulated amortisation	(41,517)	(26,151)	-	-
	389,266	653,518	-	-

(b) Reconciliations of the carrying amounts of capitalised exploration and evaluation at the beginning and end of the financial year are set out below

Consolidated	**Exploration & Evaluation 2004 $000**	**Exploration & Evaluation 2003 $000**
Carrying amount at 1 January	653,518	556,019
Additions	187,928	194,102
Amortisation	(24,553)	(24,578)
Expensed during the year	(85,538)	(66,860)
Transferred to oil and gas properties – projects in development	(342,089)	(5,165)
Carrying amount at 31 December	389,266	653,518

	Group		Parent	
	2004 $000	2003 $000	2004 $000	2003 $000
16. OIL & GAS PROPERTIES (NON CURRENT)				
Producing projects at cost				
Land and buildings	321,007	312,589	-	-
Less: Accumulated depreciation	(185,133)	(175,977)	-	-
Total land and buildings (a)	135,874	136,612	-	-
Transferred exploration and evaluation	188,672	190,207		
Less: Accumulated amortisation	(122,287)	(109,610)	-	-
Total exploration and evaluation	66,385	80,597	-	-
Plant and equipment	4,575,996	4,116,346	-	-
Less: Accumulated depreciation	(2,251,709)	(2,060,482)		-
Total plant and equipment	2,324,287	2,055,864	-	-
Marine vessels and carriers	297,210	252,687	-	-
Less: Accumulated depreciation	(124,392)	(118,836)	-	-
Total marine vessels and carriers	172,818	133,851	-	-
Total producing projects	2,699,364	2,406,924	-	-
Projects in development at cost				
Land and buildings	2,027	1,032	-	-
Transferred exploration and evaluation	285,049	7,621	-	-
Plant and equipment (b)	530,960	532,874	-	-
Marine vessels and carriers	-	36,703	-	-
Total projects in development	818,036	578,230	-	-
Total oil and gas properties	3,517,400	2,985,154	-	-
(a) All material land and buildings assets disclosed above are used in, or are ancillary to, the Company's extractive industry operations.				
(b) Borrowing costs recognised during the year as part of the carrying amount of qualifying assets.	157	4,435	-	-

16. OIL & GAS PROPERTIES (NON CURRENT) (Continued)

(c) Reconciliations of the carrying amounts of each class of oil and gas properties at the beginning and end of the financial year are set out below:

2004	Land and buildings $000	Transferred exploration & evaluation $000	Plant and equipment $000	Marine vessels & carriers $000	Projects in development $000	Total $000
Consolidated						
Carrying amount at 1 January 2004	136,612	80,597	2,055,864	133,851	578,230	2,985,154
Additions	91	-	4,411	-	629,169	633,671
Disposals (written down value)	(194)	(2,071)	(18,296)	(63)	(159,174)	(179,798)
Depreciation and amortisation	(9,565)	(14,932)	(233,442)	(5,610)	-	(263,549)
Completions/transfers from exploration & evaluation	8,930	2,791	515,750	44,640	(230,189)	341,922
Carrying amount at 31 December 2004	**135,874**	**66,385**	**2,324,287**	**172,818**	**818,036**	**3,517,400**

2003	Land and buildings $000	Transferred exploration & evaluation $000	Plant and equipment $000	Marine vessels & carriers $000	Projects in development $000	Total $000
Consolidated						
Carrying amount at 1 January 2003	146,670	111,167	1,853,487	138,470	617,014	2,866,808
Additions	54	-	3,708	24	342,666	346,452
Disposals (written down value)	(227)	(4,101)	(4,474)	-	-	(8,802)
Depreciation and amortisation	(10,951)	(30,283)	(177,177)	(4,707)	-	(223,118)
Completions/transfers from exploration & evaluation	1,066	3,814	380,320	64	(381,450)	3,814
Carrying amount at 31 December 2003	**136,612**	**80,597**	**2,055,864**	**133,851**	**578,230**	**2,985,154**

	Group		Parent	
	2004 $000	**2003** $000	**2004** $000	**2003** $000
17. OTHER PLANT & EQUIPMENT (NON CURRENT)				
Plant and equipment	138,489	88,742	-	-
Less: Accumulated depreciation	(30,159)	(52,041)	-	-
	108,330	36,701	-	-
Assets under construction	850	101,209	-	-
Total other plant and equipment	109,180	137,910	-	-

(a) Reconciliations of the carrying amounts of other plant and equipment at the beginning and end of the financial year are set out below:

	2004 $'000	**2003** $'000
Carrying amount at 1 January	137,910	79,277
Additions	9,609	71,790
Disposals (written down value)	(25,248)	(227)
Depreciation and amortisation	(13,261)	(12,930)
Completions / Transfers	170	-
Carrying amount at 31 December	109,180	137,910

18. DEFERRED TAX ASSETS (NON CURRENT)

	Group 2004	Group 2003	Parent 2004	Parent 2003
Future income tax benefit	25,717	649	4,622	649

See Note 3(n) regarding impact of tax consolidation regime.

19. PAYABLES (CURRENT)

	Group 2004	Group 2003	Parent 2004	Parent 2003
Trade creditors	207,970	181,212	-	-
Other creditors	103,439	136,184	161	153
Interest payable – other persons	17,363	18,387	-	-
	328,772	335,783	161	153
Australian dollar equivalent of amounts included in accounts payable above in US dollars not effectively hedged.	-	-	-	-

Trade and other liabilities are normally settled on 30 day terms.

Details regarding interest payable are in Note 30.

	Group		Parent	
	2004 $000	2003 $000	2004 $000	2003 $000
20. TAX LIABILITIES (CURRENT)				
Income tax payable	51,024	100,992	50,795	7,594

Current income tax liability is for the fourth quarterly instalment due in January 2005 and final payment due in June 2005.

See Note 3(n) regarding impact of tax consolidation regime.

	Group 2004 $000	Group 2003 $000	Parent 2004 $000	Parent 2003 $000
21. PROVISIONS (CURRENT)				
Employee benefits	52,679	52,858	-	-
Directors' retiring allowance	-	161	-	161
Termination benefits	-	2,045	-	-
	52,679	55,064	-	161

Details regarding employee benefits are in Note 32.

	Group 2004 $000	Group 2003 $000	Parent 2004 $000	Parent 2003 $000
PROVISIONS (NON CURRENT)				
Restoration of operating locations	166,147	141,404	-	-
Employee benefits	22,628	13,435	-	-
Directors' retiring allowance	344	1,713	344	1,713
	189,119	156,552	344	1,713

Details regarding the provision for restoration of operating locations are in Note 2(g). Details regarding employee benefits are in Note 32. Details regarding the Directors' retiring allowance are in Note 3(n).

Movements In Provisions

	Group 2004 $000	Group 2003 $000	Parent 2004 $000	Parent 2003 $000
(a) Restoration of operating locations				
Carrying amount - opening balance	141,404	111,928	-	-
Additional provision	24,743	29,476	-	-
Amounts utilised during the year	-	-	-	-
Carrying amount - closing balance	166,147	141,404	-	-

	Group		Parent	
	2004	2003	2004	2003
	$000	$000	$000	$000

21. PROVISIONS (Continued)

(b) Directors' retiring allowance

	Group 2004 $000	Group 2003 $000	Parent 2004 $000	Parent 2003 $000
Carrying amount - opening balance	1,874	1,930	1,874	1,930
Additional provision	154	174	154	174
Amounts utilised during the year	(1,684)	(230)	(1,684)	(230)
Carrying amount - closing balance	344	1,874	344	1,874
Current	-	161	-	161
Non Current	344	1,713	344	1,713
	344	1,874	344	1,874

22. OTHER LIABILITIES (CURRENT)

	Group 2004 $000	Group 2003 $000	Parent 2004 $000	Parent 2003 $000
Unrealised liabilities on open hedges	1,666	31,010	-	-
Unrealised revenues on open hedges	36,944	39,823	-	-
Unrealised liability on gas purchase commitments	3,584	2,290	-	-
Unearned revenue	4,100	13,624	-	-
	46,294	86,747	-	-

Realisation and settlement of open hedges is dependent upon the settlement date of each instrument.

Unrealised liability on gas purchases is in accordance with an agreement to draw on a committed gas purchase that is expected to be settled within the next 12 months.

OTHER LIABILITIES (NON CURRENT)

	Group 2004 $000	Group 2003 $000	Parent 2004 $000	Parent 2003 $000
Unrealised liabilities on open hedges	-	497	-	-
Unrealised revenues on open hedges	15,968	34,559	-	-
Deferred revenue on settled interest rate hedges	757	838	-	-
Deferred exchange gain on borrowings	60,790	20,386	-	-
Unrealised liability on gas purchase commitments	29,175	21,004	-	-
Unearned revenue	69,666	12,880	-	-
Amounts payable – controlled entities	-	-	20,490	15,537
	176,356	90,164	20,490	15,537

	Group		Parent	
	2004	**2003**	**2004**	**2003**
	$000	$000	$000	$000

22. OTHER LIABILITIES (NON CURRENT) (Continued)

Realisation and settlement of open hedges is dependent upon the settlement date of each instrument.

Unrealised liability on gas purchases is in accordance with an agreement to draw on a committed gas purchase that is required to be settled between 12 months and 15 years.

Deferred revenue on interest rate hedge settlements will be amortised against expense through to 2011.

23. INTEREST BEARING LIABILITIES (NON CURRENT)

	Group 2004 $000	Group 2003 $000	Parent 2004 $000	Parent 2003 $000
Bonds	1,027,749	1,068,376	-	-
Bilaterals	-	-	-	-
	1,027,749	1,068,376	-	-

Details regarding borrowings are in Note 29.

24. DEFERRED TAX LIABILITIES (NON CURRENT)

	Group 2004 $000	Group 2003 $000	Parent 2004 $000	Parent 2003 $000
Deferred income tax liability	527,047	455,090	527,714	-

See Note 3(n) regarding impact of tax consolidation regime.

25. CONTRIBUTED EQUITY

(a) **Issued and fully paid up**

	Group 2004 $000	Group 2003 $000	Parent 2004 $000	Parent 2003 $000
666,666,667 ordinary shares	706,491	706,491	706,491	706,491

(b) The number of ordinary shares on issue has not changed in the past 2 years.

(c) All shares are a single class with equal rights to dividends, capital distributions and voting. There are no shares reserved for share options or other arrangements.

	Group		Parent	
	2004	**2003**	**2004**	**2003**
	$000	$000	$000	$000

26. RETAINED PROFITS

Movements in retained profits				
Balance at beginning of year	1,727,040	1,613,891	382,203	121,632
Adjustment arising from adoption of revised accounting standard AASB 1028 Employee Benefits	-	(203)	-	-
	1,727,040	1,613,688	382,203	121,632
Net profit/(loss) attributable to members of Woodside Petroleum Ltd.	1,083,631	526,685	349,813	673,904
Dividends provided for or paid	(346,667)	(413,333)	(346,667)	(413,333)
Balance at end of year	2,464,004	1,727,040	385,349	382,203

27. NOTES TO THE STATEMENTS OF CASH FLOWS

(a) Components of Cash

Cash at bank	47,034	4,073	-	-
Commercial Paper	-	10,000	-	-
Money market deposits	685,129	163,528	-	-
Total cash	732,163	177,601	-	-

Commercial Paper: 2004: nil (2003: $10 million is denominated in A$ with a maturity of 7 days and effective interest rate of 5.42%)

Money market deposits are denominated in A$ and US$ with an average maturity of 19 days (2003: 3.5 days) and effective interest rate of 2.20% to 5.25% (2003: 1.10% to 5.25%).

27. NOTES TO THE STATEMENTS OF CASH FLOWS (Continued)

(b) Reconciliation of net cash from operating activities to operating profit after income tax

	Group 2004 $000	Group 2003 $000	Parent 2004 $000	Parent 2003 $000
Operating profit after income tax	1,083,631	526,685	349,813	673,904
Depreciation and amortisation	302,430	261,619	-	-
Exchange (gains)/losses on cash balances	(15,035)	21,178	-	-
Exchange (gains)/losses on USD deferred settlement	7,663	56,097	-	-
Unrealised Exchange (gains)/losses	1,162	(7,938)	-	-
(Profit)/loss on sale/retirement of assets	(509,121)	(8,263)	-	-
Unearned income	49,690	(8,246)	-	-
Diminution in value of investments				
- controlled entities	-	-	-	100,337
- other entities	-	3,833	-	-
Dissolution of controlled entities	-	-	-	(103,892)
Prior years exploration	8,264	-	-	-
Transfer of exploration activities to investing	222,685	270,919	-	-
Share of associates net (profit)/loss	4,684	6,569	-	-
Decrease/(increase) in assets				
Trade debtors	116,197	2,739	-	-
Interest receivable	2,437	(1,334)	-	-
Prepayments	(8,854)	2,595	-	-
Dividends receivable	784	2,410	-	-
Inventories	(5,267)	18,226	-	-
Other assets	(18,336)	(5,331)	(571,554)	-
(Decrease)/increase in liabilities				
Income tax – current liability	(49,968)	(4,160)	43,201	(866)
Income tax – deferred liability / benefit	46,889	(18,219)	523,741	-
Provisions	30,182	30,740	(1,530)	(56)
Creditors and other items	47,997	52,754	4,961	153
Net cash from operating activities	1,318,114	1,202,873	348,632	669,580

27. NOTES TO THE STATEMENTS OF CASH FLOWS (Continued)

(c) On 13 January 2004, Woodside acquired 100% of AGIP Mauritania B.V. (subsequently renamed WEL Mauritania B.V.) from ENI Exploration B.V which holds a 35% interest in the Mauritanian Production Sharing Contract (PSC) Area A and PSC Area B. The components of the acquisition cost were:

	2004 $000
Cash consideration	64,552
Net assets of AGIP Mauritania B.V at 13 January 2004:	
Cash	17
Inventories	1,297
Exploration and Evaluation	66,773
Oil and Gas Properties	52
Payables	(3,587)
	64,552
Net cash effect:	
Cash consideration	64,552
Cash acquired in net assets acquired	17
Cash paid for purchase of controlled entity as reflected in consolidated statement of cashflows.	64,535

28. SUBSEQUENT EVENTS

Dividends

Since the reporting date, the Directors have declared a fully franked dividend of 32 cents (2003: 25 cents), payable in March 2005. The amount of this dividend will be $213,333,333 (2003: $166,666,667). No provision has been made for this dividend in the financial report as the dividend was not declared or determined by the Directors on or before the end of the financial year.

Receivables

As indicated in Note 10, deferred proceeds on the 2001 sale of a part interest in the Sunrise Gas project from Phillips STL Proprietary Limited of $190,937,540 were received on 3 January 2005

29. FINANCING FACILITIES

		Group 2004 $000	Group 2003 $000	Parent 2004 $000	Parent 2003 $000
Total financing facilities available at balance date:					
US$	Bi-Lateral loans	513,875	534,188	-	-
	Bonds	1,027,749	1,068,376	-	-
	364-day Facility	64,234	66,773	-	-
A$	Commercial Paper/Medium Term Notes	300,000	300,000	-	-
	Bank overdraft	-	1,333	-	
		1,905,858	1,970,670	-	-
Total financing facilities used at balance date:					
US$	Bi-Lateral Loans	-	-	-	-
	Bonds	1,027,749	1,068,376	-	-
	364-day Facility			-	-
A$	Commercial Paper/Medium Term Notes			-	-
	Bank overdraft	-	-	-	
		1,027,749	1,068,376	-	-
Total financing facilities unused at balance date:					
US$	Bi-Lateral Loans	513,875	534,188	-	-
	Bonds	-	-	-	-
	364-day Facility	64,234	66,773	-	-
A$	Commercial Paper/Medium Term Notes	300,000	300,000	-	-
	Bank overdraft	-	1,333	-	-
		878,109	902,294	-	-

29. FINANCING FACILITIES (Continued)

Woodside Finance Limited, an entity controlled by Woodside Petroleum Ltd., is a party to US dollar and Australian dollar borrowings. A summary of each debt facility available at 31 December 2004 is presented below.

Bi-Lateral Loan Facilities

The Group has eight, US$50 million, five year term Bi-lateral Loan Facilities totalling US$400 million. Two of these facilities are dual-currency. These facilities expire between 2005 and 2009 as follows, one in 2005, three in 2006, one in 2007, one in 2008 and two in 2009. Interest rates on each loan are floating based on LIBOR (for US dollar drawings) and are fixed at the commencement of the drawdown period. Interest is paid at the end of the drawdown period. The facilities are subject to a financial covenant and a negative pledge restricting the amount of future secured borrowings. Neither the covenant nor the negative pledge have been breached at any time during the reporting period. As at the balance date there was US$nil (2003: US$nil) outstanding under the facilities.

364-day Revolving Credit Facility

The Group has a dual-currency US$50 million revolving credit facility. The interest rate is a floating rate based on the bank's cost of funds and is fixed at the commencement of the drawdown period. Interest is paid at the end of the drawdown period. The facility is subject to a financial covenant and a negative pledge restricting the amount of future secured borrowings. Neither the covenant nor the negative pledge have been breached at any time during the reporting period. As at the balance date there was US$nil (2003: US$nil) outstanding under the facility. The facility was extended for a further 364 days during the second half of 2004.

Bonds

The Group has a US$300 million 10 year Unsecured Bond maturing in 2011 and two US$250 million 10 year Unsecured Bonds maturing in 2008 and 2013 issued to 'qualified institutional buyers' in the United States as defined in Rule 144A under the US Securities Act. The 2008 US$250 million Bonds have a fixed rate coupon of 6.6% and mature on 15 April 2008. The 2011 US$300 million Bonds have a fixed rate coupon of 6.7% and mature on 1 August 2011. The 2013 US$250 million Bond has a fixed rate coupon of 5.0% and mature on 15 November 2013. Interest on all Bonds is payable 6 monthly in arrears. The Bonds are subject to various covenants and a negative pledge restricting the amount of future secured borrowings. Neither the covenants nor the negative pledge have been breached at any time during the reporting period.

Commercial Paper, Medium Term Notes

The Group has an unsecured multi-currency A$300 million Commercial Paper / Medium Term Note programme where drawdowns under the Commercial Paper programme can be for terms between 7 days to 364 days. Interest rates are floating based on BBSW (Australian Bank Bill Swap Rate) and are fixed at the commencement of each issue. As at the balance date there was no Commercial Paper outstanding (2003: A$nil).

Under the Medium Term Note facility, unsecured notes can be issued for terms of 365 days or more. The interest rate on the issue can be either fixed or floating and is subject to negotiation at the time of issuance. No Medium Term Note issuance has been made under this facility to date.

The Medium Term Note facility is subject to a negative pledge (for so long as any Medium Term Notes are outstanding) restricting the amount of future secured borrowings. The negative pledge has not been breached at any time during the reporting period.

Notice was given in December 2004 to terminate the Commercial Paper / Medium Term Note Programme and the cancellation will be effective in January 2005.

29. FINANCING FACILITIES (Continued)

Repayment obligations of the used amount of the facilities are as follows:

	Group		Parent	
	2004	2003	2004	2003
	$000	$000	$000	$000
Due no later than one year	-	-	-	-
Later than one year but not later than two years	-	-	-	-
Later than two years but not later than three years	-	-	-	-
Later than three years but not later than four years	321,171	-	-	-
Later than four years but not later than five years	-	333,867	-	-
Later than five years	706,578	734,509	-	-
	1,027,749	1,068,376	-	-

30. RISK MANAGEMENT / FINANCIAL INSTRUMENTS

(a) Hedging Position

In order to ensure that its cash flows will be sufficient to comply with corporate objectives, the Group may enter into financial transactions for the purpose of hedging and managing its exposure to commodity prices, foreign currencies and interest rates.

(i) Commodity hedging

As at 31 December 2004, 0.06 million barrels of oil equivalent (MMboe) (2003: 2.7 MMboe) have been hedged with maturities out to January 2005 at a weighted average West Texas Intermediate price ("WTI") of US$21.25/barrel (2003: US$21.09/barrel).

Hedging can be undertaken against specific future oil price exposures only, by way of a number of financial instruments, including swaps, options and futures.

(ii) Currency hedging

As described in Note 2(f) the Group is Australian based; however, due to its industry segment of oil and gas it has significant US dollar cashflows. The exposure of these cashflows to fluctuation in the A$/US$ exchange rate is mitigated by US dollar cashflow offsets and by the currency hedge that exists due to the Group holding its external debt in US dollars. As at 31 December future revenues have been hedged using the US dollar external debt as follows:

	Revenues	US$ Hedged	Period Hedged	Exchange Rate
2004	**LNG**	**777.8 million**	**17-20 years**	**0.7355**
2004	**Condensate**	**6.8 million**	**5 years**	**0.6567**
2003	LNG	765.0 million	18 years	0.7390
2003	Condensate	20.4 million	6 years	0.6567

Further specific currency hedging has been implemented as follows: As at 31 December 2004, US$75.6 million (2003: US$189.7 million) have been hedged with varying maturities out to two years at an average rate of A$/US$0.5341 (2003: A$/US$ 0.5496). Hedged US$ revenues for the next two years are $US67.1 and $US8.5 million (2003: (three years) $US 114.1, 67.1 and 8.5 million) with average rates of $A/$US 0.5397 and 0.4930 (2003: $A/$US 0.5605, 0.5397, and 0.4930).

Hedging can be undertaken against specific future commitments only, by way of a number of financial instruments, including forward exchange contracts, foreign exchange swaps and currency option contracts.

30. RISK MANAGEMENT / FINANCIAL INSTRUMENTS (Continued)

(a) Hedging Position (Continued)

(iii) *Interest rate management*

Borrowings
As at 31 December 2004, US$430million (2003: US$425 million) was swapped from an average fixed rate of 5.68% to floating rates which average LIBOR + 1.56% (2003: LIBOR + 1.52%) with varying maturities out to nine years (2003: ten years). Hedges expire as follows, 2005: US$180 million and 2013: US$250 million.

Hedging can be undertaken against specific future interest rate exposures only, by way of a number of financial instruments including fixed-to-floating rate swaps, forward rate agreements and interest rate locks.

Money market deposits
The Group did not use any derivative contracts to hedge its money market deposits.

(b) Carrying Amounts and Estimated Fair Values of Financial Instruments

The carrying amounts and estimated fair values of the Group's financial assets and financial liabilities are as follows:

	Carrying Amount		Fair Value	
	2004	2003	2004	2003
	$000	$000	$000	$000
Financial assets				
Cash	732,163	177,601	732,163	177,601
Receivables				
Current	420,074	260,878	420,074	260,878
Non current	127,814	307,252	127,814	307,252
Other financial assets				
Listed entity investments	75,927	49,900	127,297	49,802
Unlisted entity investments	784	74	784	74
Unrealised receivable on open hedges	54,336	74,382	54,336	74,382
Financial liabilities				
Payables	328,772	335,783	328,772	335,783
Interest bearing liabilities	1,027,749	1,068,376	1,097,351	1,166,042
Other liabilities				
Unrealised liability on open hedges	1,666	31,507	1,666	31,507
Unrealised liability on gas purchase commitments	32,759	23,294	32,759	23,294

There are no 'off balance sheet' hedge instruments. All instruments are recognised in this Financial Report.

The methods and assumptions used to estimate the fair value of financial instruments capable of being estimated are outlined below. Carrying amounts of assets and liabilities have not been adjusted to fair value in accordance with accounting policies outlined in Note 1(a).

30. RISK MANAGEMENT / FINANCIAL INSTRUMENTS (Continued)

(b) Carrying Amounts and Estimated Fair Values of Financial Instruments (Continued)

Cash
The carrying amount is fair value due to the liquid nature of these assets.

Receivables
Current - primarily represent financial rights in exchange for hydrocarbon products and other services delivered by the Group. Due to the short term nature of these financial rights, their carrying amounts are estimated to represent their fair values.
Non Current - Employee share plan receivable is valued on the basis of expected repayment profile discounted to present value. This receivable is recognised at its fair value. Advances to other entities are at commercial rates therefore the carrying value approximates fair value.

Other financial assets
Listed entity fair values are based on 31 December quoted share price. The investments have been written down to recoverable amount where management's assessment of the investment's recoverable amount exceeded its carrying value. The carrying value of unlisted entities is considered to approximate their fair value.

Payables
Payables primarily represent financial obligations incurred in exchange for goods and services provided by other entities. Due to the relatively short term nature of these financial rights and obligations, their carrying amounts are estimated to represent their fair values.

Interest bearing liabilities
The fair value of long term borrowings (bonds) are determined by discounting all future cash flows of the bonds using the US interest rate swap curve as at the reporting date adjusted for the Company's credit risk.

Hedge contracts
Carrying amounts for hedge contracts are determined using relevant forward rates and converted to A$ at the period end exchange rate. These are the fair values for these financial instruments.

Other liabilities
The carrying value for gas purchase commitments is determined as present value of expected cashflows which approximates fair value.

30. RISK MANAGEMENT / FINANCIAL INSTRUMENTS (Continued)

(c) Interest Rate Exposures

The Group's exposure to interest rate risks and the effective interest rates on its financial assets and liabilities as at 31 December 2004 is as follows:

	Floating Interest Rate	Fixed Interest Rate Maturing in			Non-Interest Bearing	Total	Weighted Average Effective Interest Rate
		1 Year or less	Between 1 and 5 Years	More Than 5 Years			
	$000	$000	$000	$000	$000	$000	%
Financial assets							
Cash	47,034	685,129	-	-	-	732,163	2.2
Receivables							
Current	46,515	191,475	-	-	182,084	420,074	5.0
Non Current	-	-	-	-	127,814	127,814	-
Other financial assets	-	-	-	-	131,047	131,047	-
	93,549	876,604	-	-	440,945	1,411,098	
Financial liabilities							
Payables	-	-	-	-	328,772	328,772	-
Interest bearing liabilities	-	-	321,171	706,578	-	1,027,749	5.3[1]
Other liabilities	-	-	-	-	34,425	34,425	-
	-	-	321,171	706,578	363,197	1,390,946	
Net financial assets/(liabilities)	93,549	876,604	(321,171)	(706,578)	77,748	20,152	

The Group's exposure to interest rate risks and the effective interest rates on its financial assets and liabilities as at 31 December 2003 was as follows:

	Floating Interest Rate	Fixed Interest Rate Maturing in			Non-Interest Bearing	Total	Weighted Average Effective Interest Rate
		1 Year or less	Between 1 and 5 Years	More Than 5 Years			
	$000	$000	$000	$000	$000	$000	%
Financial assets							
Cash	4,073	173,528	-	-	-	177,601	1.9
Receivables							
Current	-	-	-	-	260,878	260,878	-
Non Current	-	-	178,714	-	128,538	307,252	5.8
Other financial assets	-	-	-	-	124,356	124,356	-
	4,073	173,528	178,714	-	513,772	870,087	
Financial liabilities							
Payables	52,381	-	-	-	283,402	335,783	-
Interest bearing liabilities	-	-	333,867	734,509	-	1,068,376	4.3[1]
Other liabilities	-	-	-	-	54,801	54,801	-
	52,381	-	333,867	734,509	338,203	1,458,960	
Net financial assets/(liabilities)	(48,308)	173,528	(155,153)	(734,509)	175,569	(588,873)	

(1) Effective interest rates after recognising impact of interest rate swaps.

30. RISK MANAGEMENT / FINANCIAL INSTRUMENTS (Continued)

(d) Credit Risk Exposures / Economic Dependency

The Group's maximum exposure (not taking into account the value of any collateral or other security held) to credit risk at balance date in relation to each class of financial asset is the fair value of those assets as indicated in section (b) to this Note 30.

A significant proportion of the output from the operations of the Group is sold to five major gas customers in Western Australia and to eight Japanese utilities. Exposure to groups of debtors is:

	Group		Parent	
	2004	2003	2004	2003
	$000	$000	$000	$000
Domestic energy customers	17,978	26,984	-	-
Japanese energy utilities	15,835	13,608	-	-
Other international customers *	8,272	97,692	-	-
	42,085	138,284	-	-

* Open credit is only provided to customers that meet Woodside's credit policy criteria which is based on minimum credit rating and maximum exposure limits.

31. EXPENDITURE COMMITMENTS

(a) Operating Leases

	Group 2004 $000	Group 2003 $000	Parent 2004 $000	Parent 2003 $000
Operating leases not provided for in the accounts				
Due not later than one year	59,926	31,618	-	-
Later than one year but not later than two years	49,886	26,686	-	-
Later than two years but not later than three years	38,540	24,030	-	-
Later than three years but not later than four years	36,959	18,539	-	-
Later than four years but not later than five years	35,071	18,356	-	-
Later than five years	189,859	200,631	-	-
	410,241	319,860	-	-
Operating lease rentals in current period	59,317	44,679	-	-

Assets leased and average lease duration in years include: helicopters (2yrs), supply vessels (5yrs), cranes (2yrs), leasehold land (21yrs), mobile offshore drilling units (<1yr), office premises (14yrs), computers (5yrs).

(b) Capital Expenditure

	Group 2004 $000	Group 2003 $000	Parent 2004 $000	Parent 2003 $000
Expenditure contracted for but not provided for in the accounts				
Due not later than one year	550,423	157,325	-	-
Later than one year but not later than two years	85,346	165,271	-	-
Later than two years but not later than three years	2,117	2,160	-	-
Later than three years but not later than four years	929	-	-	-
Later than four years but not later than five years	-	-	-	-
Later than five years	-	-	-	-

638,815	324,756	-	-

	Group		Parent	
	2004 $000	2003 $000	2004 $000	2003 $000
31. EXPENDITURE COMMITMENTS (Continued)				
(c) Other Expenditure Commitments				
Other expenditure commitments predominantly for the future supply of services not provided for in the accounts				
Due not later than one year	97,784	98,528	-	-
Later than one year but not later than two years	18,609	47,174	-	-
Later than two years but not later than three years	16,939	29,259	-	-
Later than three years but not later than four years	11,636	11,363	-	-
Later than four years but not later than five years	1,754	11,283	-	-
Later than five years	1,714	6,783	-	-
	148,436	204,390	-	-
(d) Exploration Commitments				
The obligations of the Group to perform exploration activities in its various regions of focus (not provided for in the accounts) are:				
Due not later than one year	138,619	96,135	-	-
Later than one year but not later than two years	35,812	63,459	-	-
Later than two years but not later than three years	12,932	44,042	-	-
Later than three years but not later than four years	7,925	16,910	-	-
Later than four years but not later than five years	7,658	10,110	-	-
Later than five years	4,450	-	-	-
	207,396	230,656	-	-
Australia				
Browse	1,000	-	-	-
Camarvon	39,102	19,823	-	-
Timor Sea	659	17,397	-	-
Great Australian Bight	10,500	2,380	-	-
Victoria (Gippsland, Otway)	19,237	37,722	-	-
United States				
Gulf of Mexico	18,680	62,164	-	-
Africa				
West Africa (Mauritania, Sierra Leone)	31,113	13,006	-	-
North Africa (Algeria, Libya)	41,205	78,164	-	-
Kenya	35,900	-	-	-
Canary Islands	10,000	-	-	-
	207,396	230,656	-	-

These obligations may be varied from time to time subject to approval and are expected to be fulfilled in the normal course of operations of the Group.

	Group		Parent	
	2004	**2003**	**2004**	**2003**
	$000	$000	$000	$000
32. EMPLOYEE BENEFITS				
(a) The aggregate employee benefit liability comprises of:				
Accrued wages, salaries and on-costs	23,919	25,959	-	-
Provisions (current)	52,678	54,903	-	-
Provisions (non current)	22,627	13,435	-	-
	99,224	94,297	-	-
The following information relates to those amounts measured at their present value included in the aggregate employee benefit liability above.				
(i) Weighted average of the assumed rates of increase in the provision of persons employed at year-end over the periods to settlement.	3.0%	2.9%	-	-
(ii) Weighted average discount rate used to measure the provisions' present value.	5.4%	5.6%	-	-
(b) Deferred employee benefit expense (share plan) - $000	9,117	10,449	-	-
Weighted average discount rate used to measure present value	7.0%	7.0%	-	-

33. SHARE PLAN

Under the Woodside Employee Share Plan, loans are made to employees to fund the on-market purchase of shares. The loans are interest free, have no stipulated repayment period, are limited-recourse and are repayable by application of dividends (after taking into account employee liability to tax on those dividends), the sales of shares or upon termination. All permanent employees are eligible to participate in the plan. The Company assesses incremental loan offer entitlements in accordance with pre-established criteria based on remuneration levels. Employee members receive all of the rights of normal ordinary shareholders including the rights to vote at meetings, receive dividends, and participate in bonus issues, rights issues and dividend reinvestment plans. Employees are eligible to take unrestricted possession of these shares at the earlier of three years from the date of issue or the date employment ceases, provided that the loan is repaid by proceeds of sale of the shares or other means. Where the loan is repaid by the sale of shares any remaining surplus on sale is paid to the employee while any shortfall is borne and expensed by Woodside.

The number of shares acquired with each loan is a function of the weighted average price of Woodside Petroleum Ltd. shares on the Australian Stock Exchange (ASX) over the week prior to the acquisition date plus brokerage and stamp duty.

The number of shares that can be acquired under the plan is limited to 5.0% of issued ordinary share capital of Woodside Petroleum Limited and at 31 December the number of shares held by employees within the plan is 1.80%. (2003: 2.03%)

33. SHARE PLAN (Continued)

	2004	2003
Employees entitled to participate	1,850	1,772
Employees entitled to receive offers of loans	1,712	1,681
Employees that accepted loans	1,587	1,668
Loans outstanding at 31 December	$136,889,896	$138,998,886
No. of shares covered by loans at 31 December	12,016,576	13,531,280

Loans issued to employees during the financial year for the purchase of shares was as follows:

2004			2003		
Loans made $	No. of Shares	Average Share Price $/share	Loans made $	No. of Shares	Average Share Price $/share
3,890,584	260,590	14.92	2,179,664	187,503	11.62
21,029,231	1,262,969	16.65	15,351,762	1,346,604	11.40
6,721,151	384,439	17.48	2,459,317	190,602	12.90
5,635,949	286,116	19.69	1,489,357	106,860	13.94
			1,953,998	145,153	13.46
	2,194,114			1,976,722	

The outstanding loans range from $0.50/share to $19.69/share (2003: $0.88/share to $14.01/share). At 31 December 2004 the Woodside share price was $20.10/share (2003: $14.80). On this basis there was no shortfall between the market value of the shares and the loans owing (2003: Nil). Further information regarding the recoverability of the loan receivable is in Note 38 (c).

34. SUPERANNUATION

The Group sponsors the Woodside Superannuation Fund, of which membership is compulsory for all permanent and fixed term employees. The Fund has a defined benefit category (closed to new members from 1 July 1999) and an accumulation category.

The Group contributes to both categories. Members may make additional voluntary contributions. The Group's contributions are not legally enforceable other than those payable in terms of notified award and Superannuation Guarantee obligations.

Details of defined benefits as provided by the fund administrator are presented below. The assets of the fund were sufficient to satisfy all benefits that would have been vested in the event of termination of the fund and voluntary or compulsory termination of employment of each member.

	Woodside Superannuation Fund Defined Benefit category only (31/12/2004)
Vested benefits	$122,667,285
Accrued benefits	$122,667,285
Net market value of fund assets	$142,810,016
Surplus of net market value of fund assets over accrued benefits	$20,142,731

35. DIRECTOR AND EXECUTIVE REMUNERATION

(a) Specified Directors and Executives

The Specified Directors of Woodside Petroleum Ltd. during the year were:

Name	Position	Period
Mr C B Goode	Chairman (Non-Executive)	
Mr D Voelte	CEO / Managing Director	Appointed 5 April 2004
Mr R E S Argyle	Director (Non-executive)	
Ms J R Broadbent	Director (Non-executive)	
Mr K A Dean	Director (Non-executive)	Retired 15 April 2004
Mr P Van Rossum	Director (Non-executive)	Appointed 15 April 2004
Mr B P T de Wit	Director (Non-executive)	
Mr E Fraunschiel	Director (Non-executive)	
Dr P H Jungels	Director (Non-executive)	
Dr P J B Rose	Director (Non-executive)	
Mr R H Searby	Director (Non-executive)	Retired 15 April 2004
Mr T N Warren	Director (Non-executive)	

The Specified Executives (other than Directors) of Woodside Petroleum Ltd. during the year were:

Name	Position	Period
Mr K Spence	Chief Operating Officer	
Mr S Ollereamshaw	Chief Executive Officer - NWSV	
Mr D W Bailey	Chief Financial Officer	Resigned 31 October 2004
Mr D P Maxwell	Director Gas and Commercial	
Mr A Kantsler	Director Exploration	

(b) Remuneration Policy

The Board recognises that the Group's performance is dependent on the quality of its people. To achieve its financial and operating objectives, Woodside must be able to attract, retain and motivate highly skilled executives. Executive remuneration is reviewed annually having regard to individual and business performance against agreed targets set at the start of the year, relevant comparative information and internal and independent expert advice.

(c) Remuneration Structure

Woodside's remuneration structure for the CEO and senior executives is currently divided into three components:

- fixed annual reward (**FAR**);
- short-term incentives (**STI**); and
- long-term incentives (**LTI**).

The variable components of an executive's remuneration for a given year are not finally determined and paid until the following year. The variable components of remuneration reported in this Report are therefore reported on a "lag" basis, and will relate to incentives which were earned in respect of the 2003 financial year but which were finally determined and paid in the 2004 financial year.

(i) Fixed annual reward (FAR)

The FAR component of executive remuneration comprises base salary, superannuation contribution and other allowances such as motor vehicle and health insurance. It is determined by the scope of each executive's role, their level of knowledge, skill and experience and individual performance.

35. DIRECTOR AND EXECUTIVE REMUNERATION (Continued)

(c) Remuneration Structure (Continued)

Woodside annually reviews, forecasts and benchmarks this component of executive remuneration against appropriate market comparisons using information and advice from external consultants.

(ii) Short term incentive (STI)

The STI component of executive remuneration comprises an annual cash incentive which is linked to the performance of both Woodside and the individual executive.

Each year the Board sets a series of key performance indicators (KPIs) for the Group which are linked to the Company's business principles, budget and business plan. The degree to which these KPIs are achieved determines the size of the incentive pool available for distribution to all employees by way of a STI payment.

KPIs are agreed in the executives' performance agreements at the commencement of each year to ensure they meet specific business objectives for which the individual is responsible. The KPIs are aligned with Business Unit scorecards which are in turn aligned with the company KPIs that the Board sets on an annual basis. Performance agreements have a number of key focus areas which are both financial and non-financial. Examples of focus areas which are measured include increasing the value of our assets, producing more at a lower cost and advancing HSE performance.

The proportion of the STI incentive pool received by an individual executive is determined by the extent to which the individual has achieved his or her performance targets. The quantum of the incentive is determined by the Chief Executive Officer and recommended to the Human Resources and Compensation Committee for approval on the basis of demonstrated performance at the end of the performance year.

(iii) Long term incentive (LTI)

The LTI component of executive remuneration currently involves the provision to executives of an interest-free limited recourse loan which is used to purchase Woodside shares under the Woodside Employee Share Plan (WESP). The WESP is a broadly based employee share plan available to all Woodside employees. The WESP was last approved by shareholders in 1997. Participation in the WESP is at the discretion of the Board.

As shares acquired under the WESP do not vest in the executive for a period of three years after acquisition, this long term incentive component of remuneration is designed to:

- provide a direct link between Woodside's performance and the remuneration of executives; and
- encourage executives to improve company performance and consequently the value of Woodside shares.

The value of the loans made available to an executive under the WESP are linked to the size and complexity of their role within Woodside, and is based on a percentage of their FAR (for Executives) or Base Salary (for employees). Loans provided under the WESP are reduced by a portion of the dividends paid on the shares acquired with those loans and have been topped up on an annual basis.

The Board believes the current LTI for executives is not best practice as there is not a clear enough relationship established between their remuneration and performance. Hence the Board is making a recommendation to shareholders at the April 2005 Annual General Meeting to approve the implementation of a new Executive Incentive Plan (EIP). As part of the transition to the EIP, the grant of loans and the top up of loans to executives under the WESP ceased with effect from 30 June 2004.

35. DIRECTOR AND EXECUTIVE REMUNERATION (Continued)

(d) Executive Directors

At the date of this report the Chief Executive Officer, Mr Donald Voelte, is the only Executive Director on the Board.

Length of Contract	Mr Voelte was appointed as Woodside's Chief Executive Officer with effect from 5 April 2004. Mr Voelte's employment contract with Woodside has a term of 4 years and 360 days. Under his employment contract Mr Voelte receives an annual salary, participation in Woodside's executive incentive schemes (subject to the matters described in more detail below) and the usual superannuation, health insurance and other benefits available to Woodside executives.
Fixed Annual Reward	An initial Fixed Annual Reward of A$1.35 million gross, subject to annual review.
Short Term Incentive	A short term incentive component targeted to deliver an additional cash payment of between 25% and 62.5% of the Fixed Annual Reward, based on performance measured against criteria to be stipulated by the Board. Consistent with the other Executives, Mr Voelte for the 2004 performance year will have a cash incentive which is linked to the performance of Woodside and Mr Voelte. Assessment will also be based on growing the value of the corporate portfolio, profit targets, the advancement of HSE performance, as well as specific objectives agreed with the Board.

Long Term Incentive	A long-term incentive component targeted to deliver a long-term incentive award or payment with a base value as at the date of grant equivalent to 60% of the Fixed Annual Reward. The base LTI may be increased or reduced as determined by the Board in its discretion, depending on performance.
	
	Mr Voelte's contract requires LTI to be provided under the Company's long-term incentive scheme. However, as the EIP has not yet been approved by shareholders and WESP is being phased out, the Board has determined that Mr Voelte's LTI for 2004 will be provided on the following basis:
	
	▪ The 2004 LTI amount will be determined as above. This determination will be made by the Board following the assessment of Mr Voelte's performance for 2004.
	▪ The 2004 LTI amount will be divided by $15.95, being the price of a Woodside share as quoted by ASX at the commencement of trading on the date of commencement of Mr Voelte's contract, to determine a number of Woodside shares.
	▪ Woodside will arrange (at its cost) for that number of Woodside shares to be acquired on-market on or as soon as possible after 15 April 2005, and held in trust for Mr Voelte. Mr Voelte will be entitled to voting and dividend rights on these shares but he will not be entitled to deal with or dispose of them until the earliest of:
	  ▪ the expiry of his contract of employment with Woodside;
	  ▪ 15 April 2015; or
	  ▪ the time when any person acquires a relevant interest in 50.1% of all Woodside shares.
	▪ Mr Voelte's interest in the shares is subject to certain forfeiture conditions, including forfeiture in the event of dismissal for cause.
	
	The cost to Woodside of acquiring the shares depends on the 2004 LTI amount and the acquisition price of the shares (which will not be known until after 15 April

	2005). If the acquisition price exceeds $15.95 the cost to Woodside will exceed the 2004 LTI amount. The cost will be disclosed in the Annual Report for the year ended 31 December 2005.

35. DIRECTOR AND EXECUTIVE REMUNERATION (Continued)

(d) Executive Directors (Continued)

Other benefits	Mr Voelte's employment in Australia may have adverse tax consequences for Mr Voelte and his wife in respect of his non-Australian income. Woodside has agreed to a limited "taxation equalisation" provision to compensate for this. Mr Voelte and his wife may claim reimbursement of tax paid or payable to the Australian Taxation Office for income or gain in relation to certain disclosed investments in the US to a maximum of US$500,000 over the term of Mr Voelte's employment. Woodside has also agreed to pay: ▪ the reasonable relocation costs for Mr Voelte and his wife from the US to Perth, Australia; and ▪ up to two business class round trip air tickets to the US for Mr Voelte and his wife in the first year of Mr Voelte's contract.
Resignation	In the event of resignation by Mr Voelte, Woodside may terminate Mr Voelte's employment before the notice period has expired and pay him an amount equal to a proportion of the Fixed Annual Reward, at the time at which notice is given, which corresponds to the remainder of the notice period which was not worked by Mr Voelte.
Termination	Mr Voelte's employment contract may be terminated by: ▪ expiry; ▪ Mr Voelte, at any time during the term of the agreement on giving six months notice; ▪ Woodside, immediately in the event of serious misconduct or in other nominated circumstances; ▪ Woodside, at any time during the agreement term on giving written notice; and ▪ Mr Voelte's death. On termination of the agreement for reasons outlined above, Mr Voelte (or his estate in the event of his death) will be entitled to: ▪ payment or award of any Fixed Annual Reward calculated up to the termination date; ▪ any annual leave entitlement accrued as at the termination date; and ▪ any payment or award under the cash incentive scheme or long-term incentive scheme calculated to the termination date. If Woodside terminates Mr Voelte's employment during the term (other than on certain stipulated grounds such as misconduct), Mr Voelte will also be entitled to a termination payment equivalent to his Fixed Annual Reward, as at the termination date, calculated over a period which is the lesser of: ▪ 18 months; or ▪ if termination takes place in the final 18 months of the term, the balance of the period until the expiry of the term. This payment is subject to statutory and regulatory requirements.

35. DIRECTOR AND EXECUTIVE REMUNERATION (Continued)

(d) Executive Directors (Continued)

Mr Voelte is restrained from certain activities for periods after termination of his employment in order to protect Woodside's interests. The employment contract also contains provisions for the protection of Woodside's interests in areas such as confidential information, intellectual property and moral rights.

(e) Specified Executives

This section contains information relating to the five Woodside Specified Executives (other than Executive Directors).

Contractual terms for most executives are similar, however, do on occasions, vary to suit different needs. The details below describe the contractual terms for S Ollerearnshaw (Shell expatriate secondee), K Spence, D Bailey, D Maxwell and A Kantsler.

Length of Contract	Open-ended for Mr Spence, Mr Kantsler and Mr Maxwell. Mr Ollerearnshaw's secondment with Woodside ceases at 28 February 2005. Mr Bailey's contract ceased with effect 31 October 2004.
Fixed Annual Reward	Consists of base salary, superannuation contribution and other allowances such as motor vehicle and health insurance.
Short Term Incentive	All except Mr Ollerearnshaw are eligible to participate. Mr Ollerearnshaw is eligible to participate in the Shell short term incentive plan.
Long Term Incentive	All except Mr Ollerearnshaw are eligible to participate. Mr Ollerearnshaw is eligible to participate in the Shell long term incentive plan.
Resignation	Employment may be terminated giving one month's written notice. For Mr Ollerearnshaw three months written notice is required.
Termination	Woodside may terminate the employment agreement by giving one month's written notice or payment in lieu of the notice period based on FAR. For Mr Ollerearnshaw three months written notice is required.
Redundancy	If Woodside terminates employment of Mr Spence or Mr Maxwell due to redundancy, a severance payment will be made that is dependent on tenure of the Executive's employment with Woodside and their age. Currently this policy is capped at 104 weeks. For Mr Kantsler a severance payment will be made based on 52 weeks base salary. With the approval of a standard executive employment agreement redundancy payments will be equal to a maximum of 12 months FAR.
Termination for Cause	Woodside may terminate the employment agreement at any time without notice, and the employee will only be entitled to FAR up to the date of termination.

In order to ensure consistency across executive employment contracts, the Human Resources and Compensation Committee has approved the implementation of a standard executive employment agreement (Executive Employment Agreement) for all of its senior executives, excluding the Chief Executive Officer.

35. DIRECTOR AND EXECUTIVE REMUNERATION (Continued)

(f) Non-executive Directors

Fees paid to non-executive Specified Directors of Woodside are based on advice from external remuneration consultants. This advice takes into consideration the level of fees paid to directors by other major Australian corporations, the size and complexity of Woodside's operations, its growing international dimensions, and the responsibilities and work requirements of Board members.

(i) Restructure of Non-executive Director Remuneration

At the 2004 Annual General Meeting shareholders approved a restructure of non-executive Directors' remuneration under which the accrual of retirement benefits (other than statutory superannuation) by non-executive Directors ceased at 30 April 2004. The accrued entitlements of non-executive Directors at 30 April 2004 will be carried forward to retirement and will be collected by non-executive Directors when they retire as either:

- a cash payment, being the entitlement accrued up to 30 April 2004, indexed to preserve its value by reference to the Average Weekly Ordinary Times Earnings figures published by the Australian Bureau of Statistics; or
- a number of Woodside shares, calculated by dividing the accrued entitlement amount by the average Woodside share price for the 5 trading days leading up to 30 April 2004.

Non-executive Directors were asked to choose between these alternatives. One Non-executive Director elected to receive a cash payment upon retirement. The remaining non-executive Directors chose to convert their accrued entitlement into Woodside shares.

(ii) Non-executive Director Remuneration

Following the restructure described above, and with effect from 1 May 2004, non-executive Director remuneration now consists only of base fees, committee fees and superannuation contributions (or payments in lieu). Base fees may be adjusted to reflect special factors such as travelling time for overseas Directors. Fees payable to non-executive Directors are reviewed annually and fixed by the Board. Non-executive Directors are not entitled to incentive rewards for annual results or otherwise according to Woodside's performance.

Under the terms of the Non-Executive Directors' Share Plan (NEDSP), non-executive directors may elect to receive part of their remuneration in the shares of the company. These shares are acquired via on-market purchases.

Board fees are not paid to executive Directors since the responsibilities of Board membership are considered in determining the remuneration provided as part of their normal employment conditions.

(iii) Annual Board and Committee fees payable to non-executive Directors are as follows:

Position	Annual fee up to 30 April 2004	Annual fee from 1 May 2004
Chairman of the Board	$321,000	$409,349 (inclusive of all committee work)
Non-executive Directors other than the Chairman	$89,000	$113,495
Chairman of a Board Committee	$21,000	$21,000
Members of a Board Committee (other than the Chairman of that Committee)	$14,000	$14,000

International travel allowance (currently only paid to Dr. Jungels)	$10,000 (per meeting)	$10,000 (per meeting)

35. DIRECTOR AND EXECUTIVE REMUNERATION (Continued)

(f) Non-executive Directors (Continued)

In addition to these fees, non-executive Directors are entitled to:

- either a contribution to superannuation or an allowance equivalent to the superannuation guarantee levy (currently 9%), dependent on their personal circumstances and based on Board and committee fees; and
- all reasonable travel, accommodation and other expenses incurred in attending meetings of the Board, committees or shareholders or while engaged on Woodside business.

35. DIRECTOR AND EXECUTIVE REMUNERATION (Continued)

(g) Directors' Remuneration

Table 1 – Remuneration details for each Specified Director of the Company including their Personally Related Entities (A$)

		Primary				Post Employment		Equity	Other	
		Salaries, Fees and allowances		Cash bonuses	Non monetary	Pension super	Prescribed Benefits	Options and Rights		
		Cash salary & fees	NEDSP (e)	Short Term Incentive/ Bonus	Benefits & Allowances (a)	Company Contributions to Superannuation (b)	Directors' Retiring Allowance (c)	Share Plan (d)	Termination Benefits	Total
Executive Directors										
D Voelte	**2004**	**989,384**	-	-	**111,482**	**8,543**	-	-	-	**1,109,409**
J H Akehurst	2003	986,329	-	516,670	5,699	7,093	-	351,743	3,280,071	5,147,605
Non-Executive Directors										
C B Goode	**2004**	**156.037**	**223.862**	-	-	**34.191**	**13.667**	-	-	**427.757**
	2003	157.508	157.492	-	-	28.350	27.180	-	-	370.530
R E S Argyle	**2004**	**120.797**	**21.866**	-	-	**12.840**	**29.760**	-	-	**185.263**
	2003	137.900	-	-	-	12.411	46.123	-	-	196.434
J R Broadbent	**2004**	**71.540**	**61.790**	-	-	**12.000**	**15.032**	-	-	**160.362**
	2003	80.768	32.632	-	-	10.206	43.755	-	-	167.361
K A Dean	**2004**	**29.983**	-	-	-	**2.698**	-	-	-	**32.681**
	2003	100.400	-	-	-	9.036	-	-	-	109.436
Van Rossum	**2004**	**96.958**	-	-	-	-	-	-	-	**96.958**
	2003	-	-	-	-	-	-	-	-	-
B P T de Wit	**2004**	**114.810**	-	-	-	-	-	-	-	**114.810**
	2003	94.558	-	-	-	-	-	-	-	94.558
E Fraunschiel	**2004**	**137.700**	-	-	-	-	**45.467**	-	-	**183.167**
	2003	112,107	-	-	-	-	-	-	-	112,107
P H Jungels	**2004**	**132.417**	**42.393**	-	-	-	**39.623**	-	-	**214.433**
	2003	160.005	28.408	-	-	-	-	-	-	188.413
P J B Rose	**2004**	**69.836**	**83.124**	-	-	-	**6.783**	-	-	**159.743**
	2003	72.538	53.942	-	-	5.301	19.934	-	-	151.715
R H Searby	**2004**	**25.903**	-	-	-	**2.332**	**4.038**	-	-	**32.273**
	2003	93.400	-	-	-	8.406	26.804	-	-	128.610
R A G Vines	**2004**	-	-	-	-	-	-	-	-	-
	2003	51.400	-	-	-	4.626	39.053	-	-	95.079
T N Warren	**2004**	**145.330**	-	-	-	-	-	-	-	**145.330**
	2003	120.881	-	-	-	-	-	-	-	120.881

Table 2 – Total Remuneration Details for all Specified Directors of the Company including their Personally Related Entities (A$)

	Cash salary & fees	NEDSP (e)	Short Term Incentive / Bonus	Benefits & Allowances (a)	Company Contributions to Superannuation (b)	Directors' Retiring Allowance (c)	Share Plan (d)	Termination Benefits	Total
2004	**2,090,695**	**433,035**	-	**111,482**	**72,604**	**154,370**	-	-	**2,862,186**
2003	2,167,794	272,474	516,670	5,699	85,429	202,849	351,743	3,280,071	6,882,729

(a) Reflects the value of allowances and benefits including but not limited to travel, motor vehicles and health insurance.

(b) Mr Voelte elected to be paid balance of super benefit as a super in lieu allowance. Amount is included in Salaries, Fees and Allowances.

(c) Relates to the provision for Directors' Retiring Allowance made during the year. In accordance with the Non-executive Director restructure, on 30 April 2004, all Directors except one, elected to convert the balance of their provision to shares in Woodside which vest on retirement.

(d) Represents the option value of the Woodside Employee Share Plan calculated in accordance with new Accounting Standard AASB 2.

Comparatives have been restated to reflect the change in measurement.

(e) Participation in the Non-Executive Directors' Share Plan.

35. DIRECTOR AND EXECUTIVE REMUNERATION (Continued)

(h) Executive Remuneration

Table 1 – Remuneration details for each Specified Executive of the Company including their Personally Related Entities (A$)

		Primary			Post Employment	Equity	Other	
		Cash salary & fees	Cash bonuses	Non monetary	Pension super	Options and rights		
		Salaries, Fees and allowances	Short Term Incentive/Bonus (d)	Benefits & Allowances (a)	Company Contributions to Superannuation (b)	Share Plan (c)	Termination Benefits	Total
K W Spence	**2004**	**603,092**	**400,000**	**24,639**	**154,130**	**191,370**	**-**	**1,373,231**
Chief Operating Officer	2003	517,428	140,000	8,641	113,520	151,332	-	930,921
S Ollereamshaw	**2004**	**1,054,351**	**118,925**	**195,700**	**432,960**	**-**	**-**	**1,801,936**
CEO North West Shelf Ventures	2003	1,033,953	246,656	150,942		-	-	1,431,551
D W Bailey	**2004**	**495,916**	**1,341,086**	**5,802**	**9,362**	**308,737**	**10,401**	**2,171,304**
Chief Financial Officer	2003	594,348	150,000	5,000	10,760	300,072	-	1,060,180
D P Maxwell	**2004**	**375,103**	**311,635**	**52,114**	**118,260**	**148,892**	**-**	**1,006,004**
Director Gas & Commercial	2003	397,428	180,000	8,641	113,520	151,145	-	850,734
A J Kantsler	**2004**	**379,682**	**276,856**	**49,381**	**72,921**	**115,003**	**-**	**893,843**
Director Exploration	2003	408,890	160,000	9,364	70,000	164,719	-	812,973

Table 2 – Total Remuneration details for all Specified Executives of the Company including their Personally Related Entities (A$)

	Salaries, Fees and allowances	Short Term Incentive/Bonus	Benefits & Allowances (a)	Company Contributions to Superannuation (b)	Share Plan (c)	Termination Benefits	Total
2004	**2,908,144**	**2,448,502**	**327,636**	**787,633**	**764,002**	**10,401**	**7,246,318**
2003	2,952,047	876,656	182,588	307,800	767,268	-	5,086,359

(a) Reflects the value of allowances and benefits including but not limited to travel, motor vehicles and health insurance.

(b) D Bailey elected to be paid the balance of his super benefit as a superannuation in lieu allowance. This amount is included in Salaries, Fees and Allowances.

(c) Represents the option value of the Woodside Employee Share Plan calculated in accordance with new Accounting Standard AASB 2. Comparatives have been restated to reflect the change in measurement.

(d) D Bailey includes amounts paid for Woodside's full and final settlement of all claims arising under his Executive Employment Agreement, taking into consideration his performance during 2004.

36. OTHER DIRECTOR AND EXECUTIVE DISCLOSURES

(a) Specified Director and Executive Shareholdings

Details of shares held by Specified Directors and Specified Executives including their Personally Related Entities for the financial period are as follows:

Name	Opening	NEDS (a)	Woodside Employee Share Plan (b)	Purchased/ (Disposed) (c)	Closing
Executive Director					
D Voelte			-	-	-
Non-Executive Directors					
C B Goode	118,756	8,523	-	54,180	181,459
R E S Argyle	18,300	661	-	-	18,961
J R Broadbent	35,217	2,473	-	6,228	43,918
K A Dean			-	-	-
P Van Rossum	-	-	-	-	-
B P T de Wit	-	-	-	-	-
E Fraunschiel	20,000	-	-	12,702	32,702
P H Jungels	1,721	1,839	-	2,355	5,915
P J B Rose	7,169	3,493	-	19,810	30,472
R H Searby	-	-	-	-	-
T N Warren	-	-	-	-	-
Specified Executives					
K W Spence	186,118		55,925	-	242,043
S Ollereamshaw					-
D W Bailey	190,912	-	3,871	-	194,783
D P Maxwell	181,728	-	18,064	(20,940)	178,852
A J Kantsler	164,350	-	9,236	-	173,586

(a) Relates to participation in the Non-executive Directors' Share Plan.
(b) Represents the number of shares issued under the Woodside Employee Share Plan.
(c) Includes for Non-Executive Directors their election to convert the balance of their Directors Retiring Allowance to shares in Woodside.

(b) Loans to Directors and Executives Including their Personally Related Entities

There are no loans to Non-Executive Directors.

D Voelte does not participate in the Woodside Employee Share Plan.

Loans to Specified Executives are made in accordance with the Woodside Employee Share Plan and are on the same terms and conditions available to other employees. S Ollereamshaw does not participate in the Share Plan.

Loans to specified executives (Woodside Employee Share Plan)

Details of individuals with loans above $100,000 in the reporting period are as follows:

	Balance at beginning of period	Interest charged	Interest not charged	Write-off	Balance at end of period	Highest owing in period
	$	$	$	$	$	$
Specified Executives						
K W Spence	1,903,243	-	181,550	-	2,752,133	2,800,203
S Ollereamshaw	-	-	-	-	-	-
D W Bailey	2,415,897	-	180,651	-	2,409,049	2,445,915
D P Maxwell	1,903,922	-	142,267	-	1,992,915	2,028,435
A J Kantsler	1,906,604	-	146,727	-	1,995,691	2,030,165
Total	8,129,666	-	651,195	-	9,149,788	

Terms and conditions of loans

Woodside Employee Share Plan loans to Specified Executives are interest free. The average commercial rate of interest during the year was 7.58%.

Also see Note 33 for terms and conditions.

37. RELATED PARTY DISCLOSURES

(a) Other Transactions

Shell Energy Holdings Australia Limited is deemed a related party through its 34.27% interest (228,456,275 ordinary shares) in the shareholding of Woodside Petroleum Ltd. ("Woodside").

During the year petroleum products totalling $9,021,000 (2003: $6,520,000) were purchased from Shell Company of Australia by the Group in its own right or as operator of various joint ventures. These transactions were on normal commercial terms and conditions. At year end the liability outstanding to Shell in relation to these purchases was $36,000 (2003: $39,000).

During the year, the Group entered into a Condensate Sales Agreement with Shell Company of Australia in relation to the Otway gas/condensate project on normal terms and conditions. No sales under this agreement occurred during the period.

Shell Energy Holdings Australia Limited is a member of the Royal Dutch / Shell Group. Companies within the Royal Dutch / Shell Group provide the Group with various technical services, technology, research and information networks and secondment of management and technical staff. The cost of these various services to the Group was $16,142,000 (2003: $19,556,000). The Group sold $55,202,000 (2003: $319,884,000) of oil and gas products to members of the Royal Dutch / Shell Group on normal commercial terms and conditions. At year end the trade receivable outstanding in relation to these sales was $116,000 (2003: $13,181,000).

Shell and Woodside have common interests in joint ventures (refer Note 40).

The Group acquired no permit interests from any subsidiary of Shell during the year (2003: $11,741,000).

(b) Transactions with related parties in the wholly owned group

Dividends, interest received/receivable and diminution in value of investments in subsidiaries are as per Note 5. Current amounts owing by controlled entities in Note 10 are inter-company current balances that attract interest at commercial rates. Non-current amounts owing by controlled entities in Note 10 are long term interest free inter-company advances. Non-current amounts owing to controlled entities in Note 22 are long term interest free inter-company advances.

38. CONTINGENT LIABILITIES

(a) The Group has guarantees of $1,300,000 (2003: $4,000,000) in place in relation to workers' compensation liabilities.

(b) Woodside Petroleum Ltd., together with certain of its controlled entities have guaranteed the discharge by Woodside Finance Ltd. of its financial obligations under debt facilities mentioned in Note 29. See Note 43 regarding deed of cross guarantee.

(c) In accordance with the terms and conditions of the employee share plan (see Note 33) loans to employees are limited-recourse. The Group is therefore potentially exposed to losses on termination of employees dependent upon the market value of the shares at that time. The value of the interest-free benefit and limited-recourse benefit attached to the loans has been recognised in the balance sheet as a deferred employee benefit expense (refer Note 13).

39. AUDITOR REMUNERATION

	Group		Parent	
	2004	2003	2004	2003
	$000	$000	$000	$000
Amounts received or due and receivable by the auditors for:				
Ernst & Young Australia				
Auditing of financial reports	1,444	980	40	38
International Accounting Standards assurance	288	1,302	-	-
Other assurance / advisory services	193	63	-	-
Fund raising due diligence		120	-	-
Other accounting services	65	128	-	-
	1,990	2,593	40	38
Ernst & Young Global				
Auditing of financial reports	12	9	-	-
Mergers and acquisitions due diligence assurance / support	-	-	-	-
	12	9	-	-

40. JOINT OPERATIONS

(a) The Group has the following interests in joint ventures (related party interests are indicated in brackets):

Joint Operation	Principal Activities	Ownership Interest %
North West Shelf Joint Ventures		
LNG	Development and production	16.7 (16.7)
China LNG	of hydrocarbons	12.5 (12.5)
Domestic Gas		50.0 (8.3)
Gas Recycling		16.7 (16.7)
LPG		16.7 (16.7)
Incremental Pipeline Gas		16.7 (16.7)
Related joint venture entities		
North West Shelf Gas Pty. Ltd.		16.7 (16.7)
North West Shelf Liaison Company Pty. Ltd.		16.7 (16.7)
International Gas Transportation Company Limited		16.7 (16.7)
North West Shelf Shipping Services Company Pty. Ltd.		16.7 (16.7)
Cossack	Development and production	16.7 (16.7)
Wanaea	of crude oil	16.7 (16.7)
Hermes		16.7 (16.7)
Lambert		16.7 (16.7)
Legendre Project Venture		
WA-20-L	Development and production of crude oil	45.94
Laminaria Project Ventures		
AC/L5	Development and production	50.0 (25.0)
AC/L5 unitised area	of crude oil	44.9 (22.5)
Mutineer Exeter Project Venture		
WA-26-L and WA-27-L	Oil project under construction	8.2
Enfield Project Venture		
WA-28-L	Oil project under construction	60.0
Otway Project Venture		
VIC/P43	Gas project under construction	51.6
T/30P		51.6
Chinguetti Project Venture		
Area B	Oil project under construction	47.4
OHANET Project		
Askarene guelta	Development and production	15.0
Dimeta west	of LPG and condensate	15.0
Ohanet north		15.0
Ohanet south		15.0

	Ownership Interest %		Ownership Interest %		Ownership Interest %
Carnarvon Basin	Exploration for hydrocarbons				
WA-1-P	45.9	WA-254-P (P2)	17.1	WA-293-P	80.0
WA-191-P	8.2	WA-255-P (P1,2)	50.0	WA-294-P	21.7
WA-208-P	34.0	WA-269-P	80.0	WA-296-P	22.2
WA-248-P	45.0	WA-271-P	60.0	WA-297-P	23.6
WA-254-P (P1,3,4)	24.4	WA-28-P	16.7 (16.7)	WA-34-R	39.0
Browse Basin	Exploration for hydrocarbons				
R2	50.0 (8.3)	WA-28-R	25.0 (15.0)	WA-31-R	50.0 (8.3)
TR/5	50.0 (8.3)	WA-29-R	25.0 (15.0)	WA-32-R	50.0 (8.3)
WA-275-P	25.0 (15.0)	WA-30-R	50.0 (8.3)		

	Ownership Interest %		Ownership Interest %		Ownership Interest %
Timor Sea	Exploration for hydrocarbons				
AC/P8	85.0 (15.0)	JPDA 03-20	26.7 (33.3)	NT/RL2	35.0 (25.0)
JPDA 03-01	40.0	NT/P55	26.7 (33.3)	WA-279-P	53.9
JPDA 03-19	27.7 (32.3)	NT/P57	66.7	WA-313-P	50.0

40. JOINT OPERATIONS (Continued)

	Ownership Interest %		Ownership Interest %		Ownership Interest %
Great Australian Bight	Exploration for hydrocarbons				
EPP 28	70.0	EPP 29	70.0	EPP 30	70.0
EPP 31	70.0				
Victoria (Gippsland, Otway)	Exploration for hydrocarbons				
T/30P	51.6	T/L2	51.6	VIC/P 37(V)	62.5
T/34P	51.6	VIC/L23	51.6	VIC/P43	51.6
VIC/RL2	30.0				
Papua New Guinea	Exploration for hydrocarbons				
PRL 10	40.5				
Gulf of Mexico	Exploration for hydrocarbons				
AC117	16.3	GA465	50.0	GC710	50.0
AC445	45.0	GA79	50.0	GC749	50.0
AC489	45.0	GA89	50.0	GC755	50.0
AC490	45.0	GA92	50.0	GC793	50.0
AC533	45.0	GA93	50.0	GC798	50.0
AC534	45.0	GB598	50.0	GC799	50.0
AC73	16.3	GB642	50.0	GC841	50.0
AT370	25.0	GB813	50.0	GC842	50.0
AT371	25.0	GB814	50.0	GC843	50.0
AT445	16.7	GB815	50.0	GC885	50.0
AT446	16.7	GB817	50.0	GC925	50.0
AT488	16.7	GB818	33.3	GC972	50.0
AT489	16.7	GB822	50.0	GC973	50.0
AT490	16.7	GB858	50.0	HI81	50.0
AT491	16.7	GB860	33.3	HI82	50.0
AT534	16.7	GB861	33.3	KC286	10.6
AT573	20.0	GB875	33.3	KC287	10.6
AT574	20.0	GB901	50.0	MC294	20.0
AT575	20.0	GB903	50.0	MC338	12.5 (37.5)
AT617	20.0	GB905	33.3	MC339	12.5 (37.5)
AT618	20.0	GB906	33.3	MC447	25.0
AT95	40.0	GB935	20.0	MC449	25.0
BA342	50.0	GB936	20.0	MC554	2.8
BA364	50.0	GB937	20.0	MC555	2.8
BA39	50.0	GB943	33.3	MC598	2.8
BA397	50.0	GB944	33.3	MC599	2.8
BA430	50.0	GB947	50.0	MC858	45.0
BA478	50.0	GB950	33.3	MC946	45.0
BA48	50.0	GB965	50.0	MC993	45.0
BA490	50.0	GB979	20.0	MI9	50.0
BA69	50.0	GB995	33.3	MU121	50.0
BA7	50.0	GC140	50.0	MU28	50.0
EC158	50.0	GC146	50.0	MU51	37.5
EC268	50.0	GC147	50.0	MU752	50.0
GA120	50.0	GC181	50.0	MU761	50.0
GA121	50.0	GC190	50.0	MU768	50.0
GA176	50.0	GC191	50.0	MU769	50.0
GA177	50.0	GC192	50.0	MU80	50.0
GA178	50.0	GC193	50.0	MU81	50.0
GA201	50.0	GC226	50.0	MU82	50.0
GA316	50.0	GC227	50.0	PN968	50.0
GA324	50.0	GC246	33.3	PN977	50.0
GA327	50.0	GC284	12.5	PN978	50.0
GA353	50.0	GC328	12.5	VR218	50.0
GA355	50.0	GC388	25.0	WC318	50.0
GA356	50.0	GC401	50.0	WR121	6.8
GA379	50.0	GC410	12.5	WR122	6.8
GA38	50.0	GC45	50.0	WR123	33.3

GA380	50.0	GC46	50.0	WR342	33.3
GA39	50.0	GC532	50.0	WR37	33.3
GA464	50.0	GC573	50.0	WR81	33.3
		GC574	50.0		
		GC688	25.0		

40. JOINT OPERATIONS (Continued)

	Ownership Interest %		Ownership Interest %		Ownership Interest %
Mauritania	Exploration for hydrocarbons				
Area A	53.9	Area C2	41.8	Block 7	5.0
Area B	53.9	Area C6	37.6	Block 11	75.0
Block 12	75.0				
Canary Islands	Exploration for hydrocarbons				
Canarias-1 to 9	30.0				
Sierra Leone	Exploration for hydrocarbons				
SL-6	50.0	SL-7	50.0		
Algeria	Exploration for hydrocarbons				
ALG-401D	26.3	ALG-408a/409	37.5		
Libya	Exploration for hydrocarbons				
Libya M-15	45.0	Libya S-50	45.0	Libya S-42	45.0
Libya S-16	45.0	Libya S-11	45.0	Libya S-64	45.0
Kenya	Exploration for hydrocarbons				
Kenya Block L-5	40.0	Kenya Block L-7	40.0	Kenya Block L-11	40.0

(b) The aggregate of the Group's interest in the assets employed in all joint venture operations is:

	Group	
	2004 $000	**2003 $000**
Current Assets		
Receivables	73,933	60,089
Inventories	31,070	14,007
	105,003	74,096
Non Current Assets		
Exploration and evaluation	293,909	345,775
Oil and gas properties	3,267,435	2,862,738
Inventories	11,489	18,264
	3,572,833	3,226,777
Total Joint Venture Assets	3,677,836	3,300,873

(c) The aggregate of the Group's commitments through joint venture operations is:

Commitments		
Operating lease	49,556	31,252
Capital	628,378	64,239
Other expenditures	200,972	389,837
	878,906	485,328

40. JOINT OPERATIONS (Continued)

(d) Details regarding joint venture entities related to joint venture operations include:

Entity	Principal activity	Carrying amount of investment $000
North West Shelf Gas Pty. Limited	Marketing services for venturers in the sale of gas to domestic market.	$2 only
North West Shelf Liaison Company Pty. Ltd.	Liaison for venturers in the sale of LNG to Japanese buyers.	23
North West Shelf Australia LNG Pty. Ltd.	Marketing services for venturers in the sale of LNG to international markets.	$1 only
International Gas Transportation Company Limited	LNG vessel fleet management	22
North West Shelf Shipping Service Company Pty. Ltd.	LNG vessel fleet advisor	9

These entities exist as integrated components of the overall North West Shelf Joint Ventures structure and are held proportionally with the other venturers. There have been no changes to the investment in these entities in the period. There are no material impacts of entity assets, liabilities, revenues, expenses or retained earnings upon the Woodside Group. All relevant commitments arising through these entities are included in disclosures in Note 31.

(e) The Group has the following interests in partnerships:

Partnership	Principal Activities	Group Ownership Interest 2004 %	Group Ownership Interest 2003 %
Adesi Solutions	Provision of SAP support services (Partnership dissolved in 2003)	-	-

	2004 $000	2003 $000
Share of the partnership profits / (losses):		
Revenues	-	322
Expenses	-	-
Operating profits	-	322
Carrying amount of investment in partnership:		
Balance at the beginning of financial year	-	388
Distribution of partnership profits	-	(710)
Share of profits	-	322
Balance at the end of financial year	-	-
Amount of retained profits of the Group attributable to partnership:		
Balance at the beginning of financial year	247	1,474
Share of profits	-	225
Dividends Paid	-	(1,452)
Balance at the end of financial year	247	247

(f) Details regarding joint venture contingent liabilities are in Note 38.

41. ASSOCIATED ENTITIES

Name	Principal activities	Group Ownership Interest 2004 %	2003 %
Ceramic Fuel Cells Ltd.	Fuel cell research and development	34.7	44.0
HR Connect Pty. Ltd.	Recruitment and personnel agency	33.3	33.3
North West Utilities Pty. Ltd.	Investment in power generation capacity	86.5	46.0
Geodynamics Ltd. [(a)]	Hot dry rocks technology	13.6	18.3

	2004 $000	2003 $000
Share of Associates' profits/(losses)		
Operating profits/(losses)after income tax	(4,683)	(6,183)
Carrying amount of investment in Associates		
Balance at beginning of financial year	9,096	29,279
Investment now not recognised as an Associate [(a)]	(4,044)	-
Recoverable amount write down	-	(15,000)
Carrying amount of investment in Associates acquired during the year	1,250	-
Share of Associates' net profits/(losses) for the year	(4,683)	(6,183)
Additional investment	-	1,000
Carrying amount of investment in Associates at the end of the year	1,619	9,096
Amount of retained profits of the Group attributable to Associates		
Balance at the beginning of financial year	(18,903)	(12,720)
Share of profits/(losses)	(4,683)	(6,183)
Balance at the end of financial year	(23,586)	(18,903)

(a) During the period the Group ceased recognising Geodynamics as an Associate due to dilution.

42. SEGMENT REPORTING

(a) Business Segments

The Group has the following reportable segments.

North West Shelf Ventures
Exploration, evaluation, development, production and sales of LNG, Domgas, Condensate, LPG and Crude Oil from the North West Shelf Ventures.

Australia Business Unit
Exploration, evaluation, development, production and sale of crude oil, in assigned permit areas and from the Laminaria and Legendre, Exeter Mutineer, Enfiled and Otway projects.

Africa Business Unit
Evaluation, development and production from the Algerian Ohanet project and Mauritanian Chinguetti development.

Group and Unallocated
This segment comprises the activities undertaken by all other business units and corporate costs.

(b) Geographical Segments

The Group's divisions operate in three main geographical segments. These segments are derived on the basis of revenue from oil and gas operations and the location of the customer providing that revenue.

Australia
The main operating activities of the entity, producing assets and a significant portion of sales are within Australia.

Asia
The majority of the entity's sales are made to customers within this region.

Africa
Revenues are received from the Algerian Ohanet project and include the development of the Mauritanian Chinguetti project.

Other
Exploration, evaluation and development activities in other areas. It also reflects sales to customers in the United States.

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES

Notes to and forming part of the Full Financial Report for the year ended 31 December 2004

42. SEGMENT REPORTING (Continued)

Segment accounting policies

Segment accounting policies are the same as the consolidated entity's policies described in Notes 1, 2 and 3.

Primary Reporting - Business Segments

	North West Shelf Ventures		Australia Business Unit		Africa Business Unit		Group and Unallocated		Consolidated	
	2004 $000	2003 $000	2004 $000	2003 $000	2004 $000	2003 $000	2004 $000	2003 $000	2004 $000	2003 $000
Revenue										
Revenue from oil & gas operations	1,588,788	1,498,897	492,785	551,935	77,068	8,450	-	-	2,158,641	2,059,282
Cost of Sales										
Production costs	(104,750)	(106,160)	(42,270)	(68,352)	(6,404)	(795)	-	-	(153,424)	(175,307)
Royalties, Excise and PRRT	(183,405)	(185,552)	(132,723)	(95,406)	-	-	-	-	(316,128)	(280,958)
Shipping and marketing	(95,875)	(79,946)	(7,473)	(11,044)	(116)	-	-	-	(103,464)	(90,990)
Depreciation and amortisation	(159,894)	(102,654)	(59,518)	(115,176)	(44,248)	(5,288)	-	-	(263,660)	(223,118)
Restoration provision	(15,400)	(23,127)	(7,241)	(6,349)	-	-	-	-	(22,641)	(29,476)
Total cost of sales	(559,324)	(497,439)	(249,225)	(296,327)	(50,768)	(6,083)	-	-	(859,317)	(799,849)
Gross Profit	1,029,464	1,001,458	243,560	255,608	26,300	2,367	-	-	1,299,324	1,259,433
Other revenue	87,602	19,783	634,238	3,904	36,706	-	86,124	128,711	844,670	152,398
Share of net profit of equity accounted associates	-	-	-	-	-	-	(4,684)	(5,859)	(4,684)	(5,859)
Borrowing costs expensed	(828)	2,030	177	(32)	53	2,571	(61,317)	(58,605)	(61,915)	(54,036)
Other expenses from ordinary activities	(13,335)	(18,213)	(174,130)	(16,734)	(21,670)	(7,150)	(386,049)	(481,911)	(595,184)	(524,008)
Segment result	1,102,903	1,005,058	703,845	242,746	41,389	(2,212)	(365,926)	(417,664)	1,482,211	827,928
Income tax expense									(398,580)	(301,243)
Net profit / (loss)									1,083,631	526,685

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES

Notes to and forming part of the Full Financial Report for the year ended 31 December 2004

42. SEGMENT REPORTING (Continued)

	North West Shelf Ventures		Australia Business Unit		Africa Business Unit		Group and Unallocated		Consolidated	
	2004 $000	2003 $000	2004 $000	2003 $000	2004 $000	2003 $000	2004 $000	2003 $000	2004 $000	2003 $000
Segment Assets	2,803,107	2,846,995	892,322	780,558	698,159	433,112	1,175,947	721,634	5,569,535	4,782,299
Segment Liabilities	304,092	277,690	95,776	86,231	88,777	45,593	1,910,395	1,939,164	2,399,040	2,348,678
Other segment information										
Associates & other investments	-	-	-	-	-	-	78,330	59,070	78,330	59,070
Acquisition of oil & gas property assets, intangible assets and other non-current assets (excluding exploration)	132,183	232,294	345,888	134,627	147,608	65,374	17,601	83,800	643,280	516,095
Non-cash expenses other than depreciation and amortisation	61,220	91,838	64,379	37,949	48,182	5,299	133,398	201,980	307,179	337,066

Secondary Reporting – Geographical Segments

	Australia		Asia		Africa		Other		Consolidated	
	2004 $000	2003 $000	2004 $000	2003 $000	2004 $000	2003 $000	2004 $000	2003 $000	2004 $000	2003 $000
Segment Revenue (by location of customer)	454,063	460,191	1,506,425	1,439,620	77,068	8,450	121,085	151,021	2,158,641	2,059,282
Segment Assets	4,822,431	4,196,297	40,554	116,123	624,997	437,435	81,553	32,444	5,569,535	4,782,299
Other Segment Information										
Acquisition of oil & gas property assets, intangible assets and other non-current assets	495,614	440,799	-	-	147,608	65,374	57	9,923	643,279	516,096

43. INTERESTS IN SUBSIDIARIES

All subsidiaries are 100% owned

Parent Entity	Country of Incorporation
Woodside Petroleum Ltd. (b)	Australia
Subsidiaries	
Woodside Energy Ltd. (b)	Australia
Woodside Energy Holdings Pty. Ltd.	Australia
Woodside Energy Holdings (USA) Inc.	USA
Woodside Insurance Inc.	USA
Woodside Energy (USA) Inc.	USA
Woodside Energy (Sahara) Inc. (a)	USA
Woodside Eastern Energy Pty. Ltd.	Australia
Woodside Petroleum (Timor Sea 7) Pty. Ltd.	Australia
Woodside Energy (Senegal) Pty. Ltd.	Australia
Woodside Energy (Algeria) Pty. Ltd.	Australia
Woodside SSW Solutions Pty. Ltd.	Australia
Woodside Petroleum (NEDSP) Pty. Ltd.	Australia
Woodside Technical Services Pty. Ltd.	Australia
Woodside Mauritania Pty. Ltd.	Australia
Metasource Pty. Ltd.	Australia
Woodside West Kimberley Energy Pty. Ltd.	Australia
Woodside Guangdong Shipping (One) Pty. Ltd.	Australia
Woodside Guangdong Shipping (Two) Pty. Ltd.	Australia
Woodside Mauritania Investments Pty. Ltd.	Australia
Woodside Energy Holdings (UK) Pty. Ltd.	Australia
Woodside Energy (UK) Limited	UK
Woodside Energy Iberia S.A.	Spain
Woodside Energy (N.A.) Ltd.	UK
Woodside Energy (Kenya) Pty. Ltd.	Australia
Woodside Quest Energy Pty. Ltd.	Australia
WEL Mauritania B.V. (a)	Netherlands
Woodside West Africa Pty. Ltd. (a)	Australia
Woodside Energy (Carbon Capture) Pty. Ltd. (b)	Australia
Woodside Energy (SL) Pty. Ltd. (a)	Australia
Woodside Energy Liaison Company (Korea) Pty. Ltd. (a)	Australia
Woodside Energy Technologies Pty. Ltd. (a)	Australia
Woodside Finance Limited	Australia
Woodside Holdings Pty. Ltd.	Australia
Woodside Petroleum Holdings Pty. Ltd.	Australia
Woodside Petroleum (Timor Sea 1) Pty. Ltd.	Australia
Woodside Petroleum (Timor Sea 19) Pty. Ltd.	Australia
Woodside Petroleum (Timor Sea 20) Pty. Ltd.	Australia
Woodside Petroleum (PNG) Pty. Ltd.	Australia
Woodside South East Asia Pty. Ltd.	Australia
Mermaid Sound Port and Marine Services Pty. Ltd.	Australia
Woodside Group Staff Superannuation Pty. Ltd.	Australia
Woodside LNG Pty. Ltd.	Australia
Woodside Petroleum (Northern Operations) Pty. Ltd.	Australia
Woodside Petroleum (W.A. Oil) Pty. Ltd.	Australia
Glyde Point Pty. Ltd.	Australia

43. INTERESTS IN SUBSIDIARIES (Continued)

(a) AGIP Mauritania B.V. (subsequently renamed WEL Mauritania B.V.) was acquired on 13 January 2004. Woodside West Africa Pty. Ltd. was incorporated on 24 August 2004, Woodside Liaison Company (Korea) Pty. Ltd. On 2 February 2004 and Woodside Energy Technologies Pty. Ltd. on 11 November 2004. During the year, Woodside Energy Ltd increased its interest in associate North West Utilities Pty. Ltd. from 46% to 86.5% and then the company was put into voluntary liquidation. Woodside Development Asia Pty. Ltd., Woodside Executive Superannuation Fund Pty. Ltd. and Woodside Financial Services Pty. Ltd. were deregistered during the year. Woodside Energy (North Africa) Inc. changed its name to Woodside Energy (Sahara) Inc. and Woodside Energy (Sierra Leone) Pty. Ltd. changed its name to Woodside Energy (SL) Pty. Ltd. during the year.

(b) Pursuant to Class Order 98/1418, relief has been granted to controlled entity, Woodside Energy Ltd., from the *Corporations Act 2001* requirements for preparation, audit and publication of accounts. As a condition of the Class Order, Woodside Petroleum Ltd. and Woodside Energy Ltd., are parties to a deed of cross guarantee. The effect of the deed is that Woodside Petroleum Ltd. has guaranteed to pay any deficiency in the event of winding up of Woodside Energy Ltd. Woodside Energy Ltd. has also given a similar guarantee in the event that Woodside Petroleum Ltd. is wound up.

(c) The consolidated financial performance and Statement of Financial Position of the members of the Closed Group made up by the entities that are party to the Deed of Cross Guarantee as described in (b) above are as follows:

	2004 $000	2003 $000
Consolidated financial performance		
Operating profit before income tax	1,668,345	1,034,766
Income tax attributable to operating profit	(401,457)	(282,623)
Operating profit / (loss) after income tax	1,266,888	752,143
Retained profits at the beginning of the financial year	2,172,337	1,833,729
Adjustment arising from adoption of revised Accounting Standard AASB1028 – Employee Benefits	-	(203)
Dividend provided for or paid	(346,667)	(413,333)
Retained profits at the end of the financial year	3,092,558	2,172,336
Consolidated Statement of Financial Position		
Current assets		
Cash	-	-
Receivables	1,945,715	857,867
Inventories	25,226	13,316
Other financial assets	41,793	71,889
Other assets	14,632	12,259
Total current assets	2,027,366	955,331
Non-current assets		
Receivables	157,845	307,252
Inventories	11,489	15,875
Other financial assets	1,579,185	1,252,265
Exploration & evaluation	84,871	358,927
Oil & gas properties	3,235,073	2,768,205
Other plant & equipment	-	137,910
Tax assets	4,622	649
Other assets	10,719	12,538
Total non-current assets	5,083,804	4,853,621
Total assets	7,111,170	5,808,952

43. INTERESTS IN SUBSIDIARIES (Continued)

	2004 $000	2003 $000
Current liabilities		
Payables	1,220,106	932,948
Current tax liabilities	50,795	84,622
Provisions	51,807	55,059
Other liabilities	46,083	85,504
Total current liabilities	1,368,791	1,158,133
Non-current liabilities		
Payables	32,191	15,534
Interest bearing liabilities	1,027,749	1,068,376
Deferred tax liabilities	528,846	447,773
Provisions	188,775	156,552
Other liabilities	165,769	83,757
Total non-current liabilities	1,943,330	1,771,992
Total liabilities	3,312,121	2,930,125
Net assets	3,799,049	2,878,827
Contributed Equity		
Share capital	706,491	706,491
Retained profits	3,092,558	2,172,336
Total shareholders' equity	3,799,049	2,878,827

DIRECTORS' DECLARATION

In accordance with a resolution of directors of Woodside Petroleum Ltd., we state that -

In the opinion of the directors:

(a) the financial statements and notes of the Company and the Consolidated Entity for and as at the year ended 31 December 2004 are in accordance with the Corporations Act 2001 ("Corporations Act") including:
   (i) section 296 (compliance with accounting standards) of the Corporations Act; and
   (ii) section 297 (true and fair view) of the Corporations Act.

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c) as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 43 will be able to meet any obligations or liabilities to which they are or may become subject to, by virtue of the deed of cross guarantee.

For and on behalf of the Board

Charles Goode AC. Chairman	Don Voelte Chief Executive Officer

Perth, 16 February 2005

INDEPENDENT AUDIT REPORT

Independent audit report to members of Woodside Petroleum Ltd.

Scope

The financial report and directors' responsibility
The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Woodside Petroleum Ltd (the company) and the consolidated entity, for the year ended 31 December 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach
We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence
We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Audit opinion
In our opinion, the financial report of Woodside Petroleum Ltd is in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of Woodside Petroleum Ltd and the consolidated entity at 31 December 2004 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

J P Dowling
Partner
Perth
Date: 16 February 2005